1T A K E D A A N N U A L I N T E G R A T E D R E P O R T TIMELESS VALUES LIFE-CHANGING PROGRESS 2021 ANNUAL INTEGRATED REPORT Fiscal Year Ended March 31, 2021

ABOUT THIS REPORT

This report outlines Takeda's financial and non-financial results of FY2020 and the focus areas we believe are most important for the stakeholders and communities we serve. The report includes the operations of Takeda Pharmaceutical Company Limited and consolidated subsidiaries of Takeda. The reporting period covers FY2020 (April 1, 2020 to March 31, 2021), but may include information beyond March 31, 2021. For more information, visit http://www.takeda.com.

Contents

CEO Letter and Q&A 03

Reflections From the Chairman 06

FY2020 Highlights 08

Integrating Purpose Through Our Business 09

Takeda's Response to COVID-19 21

Commitment to Patients 25

Commitment to People 42

Commitment to Planet 55

Financial Performance 64

Values-Based Governance 71

Global Corporate Social Responsibility 80

Legal Disclaimers 87

Appendix 89

Reconciliations 92

TAKEDA ANNUAL INTEGRATED REPORT 2

3T A K E D A A N N U A L I N T E G R A T E D R E P O R T CEO Letter and Q&A 2021 ANNUAL INTEGRATED REPORT Dear Stakeholder, Welcome to Takeda’s Annual Integrated Report. This report outlines our business performance for the fiscal year ended March 31, 2021, incorporating both our financial and non-financial results. It also details how we plan to create value over time and introduces the many ways we are future- proofing the company – as Takeda celebrates its 240th anniversary this year. Despite the challenges of a devastating pandemic, Takeda’s global team has continued to meet the needs of patients throughout FY2020, showing tremendous resilience and strength in the process. We have also essentially completed our integration of Shire. We are now operating as one company with a unified culture and a common purpose based on our values of Takeda- ism (Integrity, Fairness, Honesty and Perseverance), which are brought to life through Patient-Trust-Reputation-Business, in that order. We are delivering on our financial goals and deleveraging according to plan, with strong cash flow. We are in a good position to drive strong, solid growth and are on course to reach our goal of JPY 5 trillion (USD 47 billion)* in revenue by FY2030, which represents 50% growth from FY2019. We have captured all major synergies and completed the main divestitures we planned, exceeding our USD 10 billion divestiture target. To make sure our strategy is successful and we are set up for long-term growth, we have put in place the fundamentals of purpose-led sustainability. Takeda’s purpose – “Better Health for People, Brighter Future for the World” – defines why we exist and how we will contribute to society. It positions Takeda to create long-term societal value through financial and non-financial performance. Partnerships will continue to shape Takeda’s future, as they remain a cornerstone of our strategy. Today, more than 60% of our research and development (R&D) pipeline is being developed with partners around the world. We have 16 Global Corporate Social Responsibility Program partnerships with many world-class and non-governmental organizations. And our COVID-19 response activities have included cross-industry partnerships such as the CoVIg-19 Plasma Alliance, the R&D Alliance and collaborations with two global vaccine companies to bring COVID-19 vaccines to Japan. Partnership is our culture and mindset. It is ingrained in how we run the business and will be even more crucial as we tackle future societal challenges on a global scale. Looking ahead, FY2021 is expected to be an “inflection year” for Takeda. Our bold R&D strategy combines our focus on innovative biopharma in our four core therapeutic areas of Oncology, Rare Genetics and Hematology, Neuroscience and Gastroenterology with targeted investments in Plasma-Derived Therapies and Vaccines, which will continue to benefit patients. We have more than 40 new molecular entities (NMEs) in our pipeline – 90% of which didn’t exist as recently as 2015. And of our 11 life-transforming Wave 1 NMEs, we anticipate five to six regulatory submissions by the end of FY2021, with potential for four approvals. To help fulfill the promise of this exciting pipeline, we are increasing R&D investment to approximately JPY 522 billion in FY2021. We are at this successful juncture in Takeda’s long history because the company has always been values-driven and continues to put patient needs first. We will continue to strive every day to discover and deliver life-transforming or life- saving medicines. We appreciate your continued trust and support as we build long-term value for all of our stakeholders and move closer toward realizing our vision: “Discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet.” CHRISTOPHE WEBER President & CEO *Includes incremental revenue not adjusted for Probability of Technical Success (PTS) and is not a “forecast” or “target” figure. PTS applies to the probability that a given clinical trial/ study will be successful based on pre-defined endpoints, feasibility and other factors and regulatory bodies will grant approval.

4T A K E D A A N N U A L I N T E G R A T E D R E P O R T Interview with our CEO HOW HAS THE COVID-19 PANDEMIC IMPACTED TAKEDA AND HOW HAVE YOU RESPONDED? By doing two things: staying true to our values and putting stakeholders at the center of all we do. This means keeping our employees safe while simultaneously maintaining business continuity to make sure our medicines reach the patients who need them. We have adapted quickly and continue to future-proof our business to become more resilient to longer-term risks. Importantly, patients continued to receive our medicines uninterrupted – for example, from the mother whose 8-year-old son has Hunter syndrome to the man who suffers from the chronic pain of Crohn’s disease and so many more. Early on we led the development of potential therapies to treat and prevent COVID-19. I am proud of the way we have driven initiatives such as the CoVIg-19 Plasma Alliance and R&D Alliance. By putting aside our individual interests and bringing companies together, we helped to spark a rapid reaction to a major public health crisis that created a model for future collaborations, putting the interests of patients first and possibly changing a few perceptions of our industry in the process. In Japan, we are partnering with Novavax for the development, manufacturing and commercialization of over 250 million doses of Novavax’s COVID-19 vaccine candidate. We also plan to import and distribute 50 million doses of Moderna’s mRNA COVID-19 vaccine, working with Moderna and Japan’s Ministry of Health, Labour and Welfare (MHLW). Additionally, with contract manufacturer IDT Biologika GmbH, we are using capacity reserved for our dengue vaccine for three months to manufacture Johnson & Johnson’s COVID-19 vaccine. We acted quickly in February 2020 to switch to remote working for employees in the Asia-Pacific region who weren’t critical to onsite operations, followed by other regions. We did this not only to protect our team, but also to reduce the burden on the health care system. I’m impressed at how quickly the Takeda team has adapted to this “new normal” and risen to the challenge with resilience and fortitude. Q:

5T A K E D A A N N U A L I N T E G R A T E D R E P O R T HOW WILL TAKEDA’S CORPORATE PHILOSOPHY MAKE THE COMPANY STRONGER? Following the Shire acquisition, we wanted to make sure that our corporate philosophy articulates the aspirations of the new Takeda. We also wanted it to reflect the wide number of stakeholders with whom we work. We are not just a business-to-business or business-to-consumer company; rather, we are “business -to-society.” That’s why we’ve broadened our vision to “discover and deliver life- transforming treatments, guided by our commitment to patients, our people and the planet.” The imperatives in our corporate philosophy pillars of Patient, People and Planet, underscored by Data and Digital, contain priorities that guide our employees on where to focus their efforts in their day-to-day work. While our corporate philosophy looks to the future, it remains grounded in our values and our heritage. Takeda was founded in 1781 by Chobei Takeda I, who sold traditional Japanese and Chinese medicines in Osaka, Japan. Chobei was an Omi Shonin, one of a group of merchants who adhered to the three principles of Sanpo-Yoshi – good for the seller (urite yoshi), good for the buyer (kaite yoshi) and good for society (seken yoshi). These guiding principles led to our values to form a global philosophy that is ingrained in our ways of working. It has been a year unlike any other. And I thank all of our employees, their families and the many stakeholders we work with for staying positive during a difficult year. I look forward to continuing to work together to realize Takeda’s vision and deliver value to stakeholders. We have much to celebrate as the company marks its 240th anniversary. Takeda has grown from a small family business in Japan to a truly global, values-based, R&D-driven biopharmaceutical company with approximately 47,000 employees across approximately 80 countries and regions. The company has adapted, evolved and transformed. And we have stayed true to our purpose to serve patients and the greater needs of society. Our strengths will continue to drive us as a purpose-led biopharmaceutical company delivering long-lasting value for many years to come. WHAT ARE YOU EXPECTING POST-COVID-19? The pandemic has inevitably increased financial pressure on health care systems. All stakeholders, including companies such as Takeda, need to work together to make sure the system is more sustainable. The Health Outcomes Observatory project (H2O), which brings together diverse public and private partners to amplify the patient voice in Europe, is an example of this in action. We have also seen society’s inequalities come into sharper focus. Diversity, equity and inclusion (DE&I) have always been an important part of Takeda’s culture. That is reflected in the gender, age and geographical mix of our Takeda Executive Team, as well as the fact that our team globally comprises 52% women and in our manager population, 40% are women. We are delivering on our commitment, but we know we need to do more. We launched our first Global DE&I Council, led by members of the Executive Team, to further embed DE&I into our culture. And we set up a Health Equity and Patient Affairs group within Research and Development (R&D) to identify and address health inequities within R&D. We asked our supply chain team to encourage more contracts with underrepresented suppliers. We are also continuing to focus on our environmental obligations. Takeda was proud to officially become a carbon neutral business in FY2019, so now we have turned to our longer-term targets – a 40% reduction in greenhouse emissions from our internal operations and a 15% reduction in supplier emissions by FY2025. While I learned just how much we can accomplish virtually, the pandemic also made me realize just how much I value face-to-face interactions with colleagues. And the surveys we conducted this year showed that our employees value in-person time and flexibility and look forward to a more hybrid future. This is why Takeda will embrace a hybrid working model wherever possible. We trust our local leaders to find the best way to implement this with their teams. We will also put greater focus and resources behind employee well-being. Q: Q:

6T A K E D A A N N U A L I N T E G R A T E D R E P O R T Reflections From the Chairman Continuing Takeda’s transformation into a global, values-based, R&D-driven biopharmaceutical company in the face of unprecedented challenges Since becoming External Director of Takeda in June 2014 – the same time Christophe Weber, president and CEO, was appointed – I’ve worked to strengthen the Board of Directors, using my experience of leading a global company, albeit in a different industry. Today, 16 directors from six countries serve on Takeda’s Board, made up of external directors, including me as the chair of the board meeting, and internal directors, including Christophe Weber and Costa Saroukos, chief financial officer. At my request, every board meeting starts with an update from Christophe, with negative news – if any – reported first. With such a diverse group, even our virtual meetings are lively discussions with frank exchanges of opinions. In fact, when the acquisition of Shire was added to the agenda in 2017, shortly after I was appointed Chair, I was initially against it. In 2014, Takeda was on the fringes of the top 20 pharmaceutical companies in the world. For Takeda to grow and compete with leading companies, the only option was to sharpen its focus while taking steps to globalize further. Christophe agreed, and under his leadership, Takeda focused on three key therapeutic areas: Oncology, Neuroscience and Gastroenterology, to which Rare Genetics and Hematology was added later. And to keep up with the rapidly changing global market and advancements in research and development (R&D), Takeda established its global R&D hub in the U.S., adding to the diversity of its leadership. Once these changes were embedded, the acquisition of Shire was proposed. At that time, revenue from Takeda’s four key therapeutic areas was equivalent to around 30% of Shire’s total revenue. And I was against the proposal because Takeda’s business areas were so different from Shire’s. Also, given the often risk-averse nature of Japanese business, acquisitions exceeding JPY 6 trillion are rare for Japanese companies, and we thought shareholders and investors would be concerned. However, after a number of discussions with the management team, I changed my mind and supported the proposal. This was because I realized that most of Shire’s revenue came from medicines for rare diseases. What’s most important for any business is to create value for customers – or in Takeda’s case, for patients. It was therefore vital to target innovative medicines for diseases with few or no effective treatments. And I believed that would be a key differentiator for Takeda to compete with leading pharmaceutical companies. At the same time, around 60% of Shire’s revenue was from the U.S., the world’s largest pharmaceutical market. This made Shire a great option for Takeda as that was where it was increasing its R&D presence. But there was another important factor in our decision. For Takeda to become a truly global company, rather than simply acquiring Shire, it was vital to embed its values of Takeda-ism, which have been passed down since the company’s

7T A K E D A A N N U A L I N T E G R A T E D R E P O R T founding and would be an essential part of creating a unified organization as “one Takeda.” During our discussion on this topic, Christophe demonstrated his strong commitment to making this happen. Seeing this, the Board agreed to proceed with the acquisition. True to his word, shortly after the deal closed, Christophe met with all employees of Shire to share Takeda’s culture and vision. Just over two years after the acquisition, the integration of Shire and Takeda is essentially complete, with the two companies operating as one Takeda. And it continues to share and embed its values. In this way, Takeda has transformed into a global, values-based, R&D-driven biopharmaceutical company, making bold decisions to pursue innovation. And it has used its strength as a Japanese company, making decisions based on its values. I believe this blend of Japanese management and innovation-focused Western management will continue to drive Takeda’s growth as a truly global company with roots in Japan. The COVID-19 pandemic has highlighted the pace of development in Japan’s pharmaceutical industry. In challenging circumstances, Takeda is accelerating the development of innovative medicines and vaccines, always putting patients at the center of everything it does. This is clearly demonstrated by its potentially best-in-class vaccine candidate for dengue. An estimated 400 million people worldwide are at risk of dengue infection. And around 500,000 hospitalizations each year result in over 20,000 deaths. If approved, I believe Takeda will save many lives with this vaccine. And through global partnerships, Takeda is also committed to delivering safe, effective COVID-19 vaccines that meet international standards for people in Japan. Guided by its values, Takeda strives to discover and deliver life-transforming treatments to patients. MASAHIRO SAKANE External Director Chair of the Board Meeting Following the acquisition of Shire, Takeda now focuses on five key business areas: Gastroenterology (GI), Rare Diseases, Plasma-Derived Therapies (PDT), Oncology and Neuroscience, while making advances in Vaccines. Looking to the future, as a truly global company, Takeda will help tackle pressing societal issues through sustainable management and providing value to stakeholders. I will support the company by making sure that the Board of Directors plays its part.

FY2020 Highlights

2.2% UNDERLYING REVENUE GROWTH[1]

REVENUE: Yearly revenue growth was largely driven by our 14 global brands, with underlying **revenue growth of 2.2%** in FY2020

11 NEW MOLECULAR ENTITIES

PIPELINE: We are progressing **11 new molecular entities** with the potential for up to **15 launches** through FY2024

54 COUNTRIES & TERRITORIES

ACCESS: Our Access to Medicines programs operate in **54 countries and territories around the world** and have provided treatment to **more than 70,000 patients**[2]

41,000 THIRD-PARTY SUPPLIERS

SUPPLY: We partner with **41,000 third-party suppliers** around the world for the materials and services needed for the production and distribution of our medicines

GLOBAL TOP EMPLOYER CERTIFIED

TOP EMPLOYER: Takeda is **one of only 16 companies** to achieve Global Top Employer certification for 2021, the fourth year in a row

52% WOMEN

DIVERSITY, EQUITY AND INCLUSION: Our global organization today comprises **52% women and in our manager population, 40% are women**

CARBON NEUTRAL

CARBON NEUTRALITY: Takeda became **carbon neutral across our value chain** – a significant first step to reducing company-wide emissions to zero by 2040

COMMITMENT TO PHILANTHROPY

GLOBAL CSR PROGRAM: We have committed 12.3 billion yen in total since 2016 to **corporate philanthropy**

1. Takeda uses certain non-IFRS measures to supplement the analysis of results of operations under International Financial Reporting Standards ("IFRS"). Please refer to appendix pages for definitions, explanations and reconciliations of non-IFRS measures.
2. From March 2019 - December 2020.

TAKEDA ANNUAL INTEGRATED REPORT 8

9T A K E D A A N N U A L I N T E G R A T E D R E P O R T At Takeda, our long-established commitment to put patients at the center of all we do and contribute to society has guided us since our founding in 1781. Integrating Purpose Through Our Business 01

1 0T A K E D A A N N U A L I N T E G R A T E D R E P O R T Holding oneself to the highest ethical standards remains fundamental to the Takeda values of Integrity, Fairness, Honesty and Perseverance, collectively named Takeda-ism, which have guided our company throughout its 240-year journey. We bring Takeda-ism to life through actions based on Patient-Trust- Reputation-Business, in that order, to form a philosophy that defines who we are, what we do and why it matters. Building from Takeda’s strong heritage, our corporate philosophy brings greater focus to our purpose, vision, values and imperatives. At the heart of our corporate philosophy is our purpose to bring “Better Health for People, Brighter Future for the World.” We create long-term value for all our stakeholders – we consider how our actions will impact the next decade, not just the next quarter. We strive to address unmet medical needs by delivering life-transforming or life-saving medicines and vaccines, and we believe this will translate into sustainable growth for the business. Our purpose is deliberately even broader than this, however. It encompasses the wider world, as well as a commitment to be environmentally responsible. Through our purpose-led sustainability approach, we create value for society by putting our core strengths and capabilities as a biopharmaceutical company to work to help solve key societal challenges. This purpose-led and values-based approach drives all of our actions and decisions, and our commitments across our Patient, People and Planet imperatives underpinned by Data and Digital. Our approach is integrated into how we do business – throughout our entire value chain from research and development (R&D) to product distribution – taking into consideration how our work affects patients and people in the communities we serve, as well as the planet.

Our Corporate Philosophy

PURPOSE

Better Health for People, Brighter Future for the World.

VISION

Discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet.

VALUES: TAKEDA-ISM

We are guided by our values of Takeda-ism, which incorporate **Integrity**, **Fairness**, **Honesty** and **Perseverance**, with Integrity at the core. They are brought to life through actions based on Patient-Trust-Reputation-Business, in that order.

IMPERATIVES

PATIENT	PEOPLE	PLANET
DATA AND DIGITAL		



誠実 INTEGRITY

公正 FAIRNESS

正直 HONESTY

不屈 PERSEVERANCE

Brought to life through actions based on:

1. Putting the patient first
2. Building trust with society
3. Reinforcing our reputation
4. Developing a sustainable business

TAKEDA ANNUAL INTEGRATED REPORT 11

Imperatives and Priorities

PATIENT

Responsibly translate science into highly innovative, life-changing medicines and vaccines

We focus on diseases with the highest unmet need to bring medicines and vaccines of the highest quality to patients as quickly as possible.

PRIORITY 1: Deliver life-changing medicines and vaccines to people by cultivating the best science generated through our strong internal research and development capabilities complemented by our extensive partnership network.

PRIORITY 2: Embed a patient-centric and science-driven approach from discovery through commercialization to ensure rapid, global access to all transformative medicines and vaccines.

PRIORITY 3: Ensure the high-quality, uninterrupted supply and delivery of our medicines and vaccines to people by harnessing innovation.

Accelerate access to improve lives worldwide

We partner with diverse stakeholders to support the sustainability of health care systems.

PRIORITY 1: Provide timely, broad and sustainable access to our innovative medicines worldwide.

PRIORITY 2: Ensure sustainable access to our innovative medicines for patients diagnosed with a serious condition in underserved communities, in particular where there are no medical alternatives.

PRIORITY 3: Improve patient outcomes and create societal value through partnerships.

PEOPLE

Create an exceptional people experience

We aim to create a diverse and inclusive organization where people can thrive, grow and realize their own potential while enabling our purpose.

PRIORITY 1: Develop and attract top talent to deliver our vision with a highly engaged workforce.

PRIORITY 2: Focus on improving employee health, well-being and resilience.

PRIORITY 3: Drive positive change by promoting diversity, equity and inclusion.

PRIORITY 4: Create an environment that fosters lifelong learning and a growth mindset, enabling employees to thrive inside and outside of Takeda.

PLANET

Protect our planet

We will harness our unique capabilities to deliver a high standard of environmental leadership that protects our planet's natural systems and human health.

PRIORITY 1: Minimize the environmental impact of products and services based on the principles of a circular economy.

PRIORITY 2: Decarbonize our operations and value chain.

PRIORITY 3: Empower our employees to go above and beyond to conserve the world's natural resources.

DATA AND DIGITAL

Unleash the power of data and digital

We strive to transform Takeda into the most trusted, data-driven, outcomes-based biopharmaceutical company.

PRIORITY 1: Provide personalized digital experiences to patients across the care pathway.

PRIORITY 2: Harness data as a digital enabler to generate sustainable value by acting on insights derived from analytics and artificial intelligence (AI).

PRIORITY 3: Democratize technology and develop digital talent to speed innovation, improve outcomes and deliver on our commitments to patients.

TAKEDA ANNUAL INTEGRATED REPORT 12

1 3T A K E D A A N N U A L I N T E G R A T E D R E P O R T Delivering on our purpose in a changing world As one of the world’s top global biopharmaceutical companies, we understand our responsibilities to patients, employees, health care professionals, payers, regulators, governments and shareholders, as well as to the communities that we serve. Part of this commitment is to anticipate and stay ahead of change that characterizes our increasingly complex and volatile world. We must understand and respond to marketplace trends, including the challenges faced by people who ultimately rely on our medicines and vaccines. To create long-lasting value for our stakeholders, we need to be agile and take advantage of the opportunities these trends present. We must also guard against the threats they pose. At all times, we need to make sure our actions and decisions are based on our purpose, vision and values, and that we have a positive impact on patients, our people and the planet. Here are the most important issues affecting our business today and a few highlights of what we’re doing about them:

1 4T A K E D A A N N U A L I N T E G R A T E D R E P O R T SUSTAINING HEALTH CARE INVESTMENT Investment in health care has been rising faster than gross domestic product (GDP) and incomes for decades due to growing and aging populations, lifestyle changes and the availability of more advanced solutions for complex diseases. The COVID-19 pandemic is complicating the situation: debt levels are rising worldwide, impacting economic growth and global trade while health systems face increasing financial pressures. The world is facing a stark reality – how can we continue to sustain health care investment in a post-COVID world? Having more people in the world, many of whom are living longer, presents opportunities as well as challenges for the biopharmaceutical industry and governments alike. While expanding markets create more demand for our medicines and vaccines, governments, payers and health care systems will find it more difficult to fund health care innovation. This reality could be with us for the next decade – or longer. In the meantime, there is an urgent need to transform our health care systems into more sustainable, cohesive and resilient ones. Takeda is in a unique position to contribute to this transformation. We will not slow our speed of innovation, and we will continue to innovate sustainably and responsibly to increase our R&D output. The innovation level of our new medicines will improve disease outcomes and we will stay committed to flexible pricing as part of our efforts to broaden access to our medicines. And we will continue to advocate for transitioning health care systems to a data-driven, value-based model. This approach directs the right level of resources to the best value care as measured by outcomes – the meaningful changes in patient health. The impact of the COVID-19 pandemic on health care investment has been greatest in developing countries. At Takeda, we believe in health care for all, not just for some. And we believe we can address these complex health care challenges and inequalities through strong partnerships with a wide variety of stakeholders. These include our extensive Access to Medicines programs and our world-class Patient Assistance Programs (PAPs). Access to Medicines: We believe in health care for all, not just for some, and this underscores the foundation of our extensive Access to Medicines program and corporate social responsibility endeavors, as well as our industry-leading Patient Assistance Programs.

1 5T A K E D A A N N U A L I N T E G R A T E D R E P O R T EXPANDING FRONTIERS OF SCIENCE, TECHNOLOGY AND INFORMATION Rapidly accelerating scientific and technological innovation offers tremendous opportunities for health care companies to address unmet medical needs of patients. We can best achieve this through external partnerships – not only in R&D, but also in the digital sphere. When we bring the best minds in R&D and digital technology together, while being mindful of the ethical considerations that new technologies can present, we can better translate science into highly innovative, life-changing medicines and deliver needed treatments in our four core therapeutic areas – Oncology, Rare Genetics and Hematology, Neuroscience and Gastroenterology – along with Plasma-Derived Therapies and Vaccines. Harnessing our in-house expertise will further maximize the opportunities presented by innovation. We are committed to building a culture of learning where all employees can continuously develop and grow. It will also enable us to create a future-ready organization that evolves at the speed of progress in science and technology. SWEEPING CALLS FOR SOCIAL CHANGE The COVID-19 pandemic and increased calls for social change worldwide have highlighted inequalities that continue to persist in society. We believe in the importance of diversity, equity and inclusion (DE&I) – not only within the company, but also with our suppliers and in the economies and communities where we operate and serve patients. We are committed to a fair, equitable and non-discriminatory workplace where there are meaningful platforms for dialogue and progress. This starts from the top – our managers are expected to act as role models for our values every day. We are committed to finding ways, large and small, to affect change, show respect and demonstrate compassion for underrepresented individuals or communities suffering injustice – not only through our words, but through our actions. As a values-based organization, we want to have a workforce that is as diverse as the communities and patients we serve. We also empower our employees to help us foster a diverse, equitable, inclusive, safe, open and collaborative working environment in which employees can contribute, perform and grow as individuals. For example, all 10 of our colleague-led Takeda Resource Groups came together after recent global events related to racism and injustice to support our colleagues, plan educational programs and create forums for discussion with leaders. DE&I is a critical commitment for patient communities as well. We recently launched our R&D Center for Health Equity and Patient Affairs (CHEPA). CHEPA will operate as a center of excellence, positioning Takeda as a leader in health equity and patient centricity to create a more inclusive ecosystem and strengthen trust and reputation with patients and other key external stakeholders around the world. It will ensure that DE&I considerations inform our planning for clinical trials and other research and development activities.

1 6T A K E D A A N N U A L I N T E G R A T E D R E P O R T FAR-REACHING HEALTH EFFECTS OF CLIMATE CHANGE The impact of climate change on our planet and future way of life is one of the biggest risks facing the world today, with profound implications for human health. A changing climate brings more frequent heatwaves, extreme weather events and poor air quality, leading to increasing scarcity of clean water and other natural resources. These changes encourage migration, shift infectious disease- spreading patterns and intensify existing health challenges around the world. As a global company operating in approximately 80 countries and regions, we acknowledge our obligation to environmental stewardship and resource conservation. In FY2020 we announced Takeda had become carbon neutral across our value chain for FY2019 greenhouse gas emissions. At the same time, we’ll reduce our waste and water consumption and continue to improve our use of materials and resources. Environmental stewardship requires action now as well as long-term thinking and planning. That’s why we will continue to balance our financial, social, environmental and patient impact, as well as our willingness to share successful practices with others, so that we can make a positive difference for years to come. carbon neutral In FY2020, Takeda announced it became across its value chain

1 7T A K E D A A N N U A L I N T E G R A T E D R E P O R T Our Commitment to Patients In R&D, we set and adhere to a high bar for innovation to discover treatments for unmet medical needs. We have deliberately built our R&D engine based on highly focused therapeutic areas, with targeted patient populations in areas of high unmet need. Our pipeline assets, of which approximately 50% have an orphan designation, are projected to deliver value in two distinct waves*. In the near-term, through FY2024, our Wave 1 pipeline includes 11 unique new molecular entities with the potential for 15 launches. All represent best-in-class or first-in-class therapies to advance the standard of patient care. Wave 2 of our pipeline is expected to support sustainable growth from FY2025 and includes approximately 30 programs with transformative or curative potential. To fuel our R&D engine, we seek the best possible science and scientists, internally and externally, and invest for the long term. Our R&D is modality agnostic. We innovate through a strong internal laboratory that also draws on expertise from our robust network of more than 200 partnerships. Our commercial strategy is focused on accelerating access to our medicines worldwide. Takeda has adopted an innovative new pricing principle, which introduces a commitment to “tiered pricing,” alongside value-based contracts and Patient Assistance Programs (PAPs). We empower our local teams to work with speed and agility and ensure local decisions are made closest to patients. With this holistic approach across approximately 80 countries and regions, the greatest number of patients can access our global product portfolio as quickly as possible. Our Commitment to People People join Takeda because they share our purpose. Our employees are the cornerstone of our success, and to make sure we attract and develop top talent, we focus on creating an exceptional employee experience with ample room for career growth. Everyone who joins Takeda learns our history and values, which are also woven into our development programs and training. Underpinning our culture is our Global Code of Conduct, which guides everyone in achieving the highest standards of ethical behavior. We believe that a diverse, equitable and inclusive working environment provides the foundation on which our people can innovate and thrive. Our initiatives are tailored to the local markets and countries in which we operate to make a positive difference. This creates a culture that fosters collaboration where all employees feel comfortable contributing. Our programs and commitment to our people make Takeda a place where everyone can develop a lifelong learning mindset and advance professionally. We also strive to be a place where employees have support for their own health, well-being and resilience. *31 Orphan Drug Designations in at least one indication of assets in Phase 1 through lifecycle management in 2019 versus 15 in 2018

1 8T A K E D A A N N U A L I N T E G R A T E D R E P O R T Our Commitment to the Planet Our actions to protect the environment and advance responsible business innovation demonstrate our approach to creating value for society, our planet and human health. We know that our business decisions impact the environment and people’s health and safety, and we harness our unique capabilities to deliver a high standard of environmental leadership. We are acting with urgency to combat climate change, having made a commitment to eliminate all greenhouse gas emissions from our operations by 2040 through ambitious, science-based targets. In FY2020, we announced that we achieved carbon neutrality for FY2019 greenhouse gas emissions. This achievement was delivered by a continued focus on internal energy conservation measures, procurement of green energy and investment in renewable energy certificates and high-quality, verified carbon offsets. We will continue to work to eliminate greenhouse gas emissions from our operations. We’re also committed to reducing water consumption by 5% by FY2025 and aiming for zero waste-to-landfill status for all our major locations by 2030. To help achieve these goals, we have initiated focused programs across our end- to-end value chain, from embracing green chemistry in our R&D processes to maximizing recyclability and recycled materials in our packaging.

Materiality

We conducted a comprehensive materiality assessment in FY2019 to better understand which non-financial issues are strategically important to Takeda and of most interest to our stakeholders.

Embedding the results of this materiality assessment into our overall strategy and business operations ensures that we allocate resources and make decisions in a way that helps us play our part in meeting major global challenges.

We prioritized the issues according to their level of importance and then linked them to our Patient, People and Planet imperatives, as well as management fundamental issues, to make sure Takeda acts in line with our values and purpose. These results are built into our corporate philosophy. We'll continue to review and update our material topics on an ongoing basis, reporting our progress annually.



IMPORTANCE TO BUSINESS
IMPORTANCE TO STAKEHOLDERS
High
Low
High
Corporate Governance
Access to Medicines
Drug Safety & Quality
Corporate Philanthropy
Ethical Business Practices
R&D to Address Unmet Medical Needs
Product Stewardship
Best-in-Class Talent
Clinical Trial Integrity
Responsible Supply Chain
Patient Health Care Education
Bioethics
Employee Health & Well-Being
Natural Resource Use
Waste & Water Management
Fair Working Conditions
Data Privacy & Security
Climate, Carbon & Energy
Diversity, Equity & Inclusion
Preventing Drug Resistance
Speed of Product Development
Tax Transparency
Lifelong Learning
Counterfeit Drug Program
PATIENT
PEOPLE
PLANET
MANAGEMENT FUNDAMENTAL

Recent Environmental, Social and Governance (ESG) Recognition

	NAME OF INDEX OR RATING	COMPANY/ ORGANIZATION	RECOGNITION
Dow Jones Sustainability Indices In collaboration with RobecoSAM	**Dow Jones Sustainability Asia Pacific Index**	S&P Global	11th consecutive year
FTSE4Good	**FTSE4Good Developed Index**	FTSE Russell	16th consecutive year
2020 MSCI ESG Leaders Indexes Constituent	**MSCI ESG Leaders Index**	MSCI	11th consecutive year
Corporate ESG Performance Prime ISS ESG	**ISS ESG's Prime status**	ISS	3rd consecutive year
GLOBAL100	**Global 100 Most Sustainable Corporations**	Corporate Knights	6th consecutive year
access to medicine FOUNDATION	**Access to Medicine Index**	Access to Medicine Foundation	Ranked 6th overall and led the pharmaceutical industry in Governance of Access

TAKEDA ANNUAL INTEGRATED REPORT 19

Takeda's Value Creation

We do business in a financially, environmentally and socially responsible manner, guided by our commitment to patients, our people and the planet.

INPUT: RESOURCES AND RELATIONSHIPS WE NEED

RESOURCES AND RELATIONSHIPS THAT ENABLE OUR BUSINESS MODEL AT DIFFERENT STAGES INCLUDE:

- Insights from health care experts, patients and our partners
- Investment in research & development (R&D)
- R&D partnerships
- Expertise from public and private institutions
- Support of our local communities
- Diverse talent
- Raw materials
- Financial resources


PATIENTS

OUTPUT: VALUE WE CREATE FOR KEY STAKEHOLDERS AND WIDER SOCIETY

Aligned with the core metrics for Measuring Stakeholder Capitalism released by the World Economic Forum and its International Business Council

VALUE CREATED BY TAKEDA FOR STAKEHOLDERS IN FY2020 INCLUDES:

OUR PATIENTS

- **¥455.8** billion invested in R&D
- **5,000+** R&D employees
- **>200** active R&D partnerships
- **40+** new molecular entities in our pipeline
- **14** strategic global brands
- **54** countries and territories in which our Access to Medicines programs operate

OUR PEOPLE

- **52%** female employees globally
- **16,532** new employee hires
- **0.91** - Total Recordable Incident Rate (per 200,000 hours worked)
- **0.25** - Incidents with Days Lost Frequency Rate (per 200,000 hours worked)

THE PLANET

- **5%** reduction in Scope 1 GHG emissions from FY2016
- **39%** reduction in Scope 2 GHG emissions from FY2016 (market-based)
- **30%** electricity sources as renewable
- **84%** of waste diverted from landfill
- **2%** water reduction from FY2019

ECONOMIC

- **¥3,197.8** billion in revenue, **¥201.7** billion in corporate income taxes paid, **¥12.3** billion in community investment through our Global CSR Program, launched in 2016, and **41,000** third-party suppliers globally

For additional reporting on FY2020 non-financial data please see our ESG Appendix.

RESEARCH → CLINICAL TRIALS → MANUFACTURING → ACCESS → COMMERCIALIZATION

TAKEDA ANNUAL INTEGRATED REPORT 20

Takeda's Response to COVID-19

Takeda is committed to supporting patients, communities and employees throughout the COVID-19 pandemic. We are leveraging our industry expertise to support research into potential COVID-19 therapies, help to deliver vaccine candidates and drive forward programs to improve detection of the virus. Guided by our values, we will continue to address the impacts of the pandemic with transparency and perseverance and strive to deliver for those who depend on our medicines and services.



Vaccine Collaborations

Takeda has announced collaborations with Novavax and Moderna to help deliver their COVID-19 vaccine candidates in Japan, and with IDT Biologika GmbH to support the manufacturing of Johnson & Johnson's COVID-19 vaccine.

Collaboration with Novavax for the development, manufacturing and commercialization of Novavax's COVID-19 vaccine candidate based on manufacturing capacity of over **250 million doses.**

NOVAVAX

A three-way agreement with Japan's Ministry of Health, Labour and Welfare (MHLW) and Moderna for the importation and distribution of **50 million doses** of the Moderna COVID-19 vaccine.

MHLW moderna

A mutual agreement with IDT Biologika GmbH helps to utilize capacity at IDT previously reserved for Takeda's dengue vaccine candidate to manufacture the single-shot COVID-19 vaccine developed by Johnson & Johnson over a three-month period.

IDT Johnson & Johnson

COVID R&D Alliance

Takeda is a founding member of the COVID R&D Alliance. Consisting of over 20 leading life science companies, the goal of the collaboration is to rapidly advance the development of therapies through four main efforts:

- **Clinical repurposing and trial acceleration**
- **Preclinical repurposing**
- **Data sharing**
- **Future pandemic preparedness**

In addition to self-directed and independent studies, Alliance members are also employing adaptive platform trials that enable simultaneous testing of multiple therapies and the ability to modify protocols in real-time based on observed outcomes. It also supported the development of a collaborative platform to post and share data for a "real-time" COVID-19 natural history based on real-world evidence.

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2 2T A K E D A A N N U A L I N T E G R A T E D R E P O R T CoVIg-19 Plasma Alliance At the beginning of the pandemic, Takeda initiated the formation of the CoVIg-19 Plasma Alliance to develop a hyperimmune globulin (H-Ig) plasma treatment with the potential to treat hospitalized adults at risk of serious complications from COVID-19. Takeda and other leading plasma companies believed more could be achieved, and at an accelerated rate, if they were to work collaboratively and set individual interests aside. The investigational H-Ig medicine was evaluated in a multinational Phase 3 clinical trial funded by the National Institute of Allergy and Infectious Diseases (NIAID) of the U.S. National Institutes of Health (NIH) that completed in March 2021. While the clinical trial did not meet its endpoints, we are proud to have contributed toward learning about antibody-based treatments against the virus and to have acted in the best interests of patient and public health.* Plasma remains an important and often life-saving resource for thousands of people around the world with rare and complex diseases and with few other treatment options. With plasma donations lower than usual through the pandemic and demand for plasma-derived therapies growing worldwide – the need for human plasma is more urgent than ever. We encourage healthy individuals to consider donating their plasma. It can save lives. Public-Private Partnerships (PPPs) Takeda has entered into a number of public-private partnerships (PPPs) to increase data sharing, advance therapies and medicines, develop frameworks and research novel ways to detect COVID-19 infections, including: Joining the Accelerating COVID-19 Therapeutic Interventions and Vaccines (ACTIV) partnership, which includes more than a dozen biopharmaceutical companies and international government agencies. The partnership aims to prioritize vaccine and drug candidates, streamline clinical trials, coordinate regulatory processes and leverage shared assets to rapidly respond to COVID-19. Working with a network of global health nonprofit partners to provide equipment, supplies and technical assistance for underserved communities in Boston, Africa, South America and the Caribbean. Taking part in the COVID-RED project to test whether wearable devices and mobile apps can detect COVID-19 before people start to feel unwell. Supporting the Healthy Philippines Alliance and Zambia NCD Alliance to promote continued essential health services and representation in national COVID-19 response and recovery plans for those with noncommunicable diseases (NCDs), who are more vulnerable to COVID-19. Participating in the Corona Accelerated R&D in Europe (CARE) consortium to accelerate the development of COVID-19 medicines. *ClinicalTrials.gov. Inpatient Treatment With Anti-Coronavirus Immunoglobulin (ITAC). 2020. Last Updated: March 2021

Patient and Global Health First

MAINTAINING SUPPLY OF MEDICINES

We continue to monitor and assess our pipeline to make sure that there is a consistent supply of medicines for patients.



RE-EVALUATING OUR APPROACH TO CLINICAL TRIALS



Through an assessment of Takeda's and the pharmaceutical industry's nimble response to managing clinical trials in the face of the global pandemic, we are implementing innovative solutions to enable more efficient and patient-centric clinical trials in three areas:

Decentralization

Reduced **site visits** and **patient travel burden**

Optimize Trial Design and Operations

Novel **trial design** using synthetic control arm and rapid operationalization of trials

Regulatory Innovation

Seamless communication with regulators and adoption of novel elements such as cloud-based submissions

MAXIMIZING ASSISTANCE

For eligible U.S. patients, Takeda has made the following adjustments to its patient assistance program:

- Providing support for those who no longer have insurance with the Takeda *Help at Hand* program
- Enhancing free medicines programs
- Pairing trained nurses with patients virtually to help guide proper self-administration of certain Takeda medicines
- Extending eligibility period to help reduce time spent on securing medication approvals

SUPPORTING COVID-19 RESPONSES GLOBALLY



As a values-based organization, we have supported the COVID-19 response by making over $25 million in donations to global nonprofit organizations, including the Red Cross and United Nations-led organizations, while also providing in-kind donations and matching employee donations.

TAKEDA ANNUAL INTEGRATED REPORT 23

Safeguarding Employees

Since the beginning of the pandemic, Takeda has taken decisive and early action to safeguard employees and communities across our global sites based on the science, epidemiology and relevant local public health regulations.

Infection control protocols across our manufacturing sites, plasma collection facilities and R&D labs make sure employees who need to be onsite to maintain operations and the production and distribution of medicines can continue to do so safely.



Takeda's Employee Response Timeline

JANUARY 2020

Formed a Global Crisis Management Committee (GCMC) to issue regular communications and guidance to Takeda's approximately 47,000 employees and their families in 80 countries and regions

FEBRUARY 2020

Implemented work-from-home guidance, restricted nonessential international travel, and adapted sales practices to pause in-person interactions with health care providers across Asia

MARCH 2020

Instituted global teleworking and enforced strict infection prevention measures across sites where essential employees must be present

APRIL 2020

Switched to business continuity planning mode, providing support for working parents and third-party support services, including mental health and financial assistance services

MAY–OCTOBER 2020

Issued GCMC guidance for "new workplace" plans tailored to each country in order to limit the introduction and transmission of COVID-19 while maintaining and strengthening operations

LOOKING TO A POST–COVID-19 FUTURE

Taking a holistic, science-driven approach to building working environments designed by employee input, such as new hybrid working models for many office-based employees, where time is split working virtually and in the office to maximize agility, collaboration and productivity. We will also follow the science and engage with employees to ensure the best working environments at our manufacturing sites, plasma collection facilities and R&D labs.

For more information, visit **takeda.com/covid-19-information-center**

TAKEDA ANNUAL INTEGRATED REPORT 24

2 5T A K E D A A N N U A L I N T E G R A T E D R E P O R T At Takeda, we strive to help patients and their loved ones – to renew hope and offer promise. Drug discovery is challenging but we, along with the global scientific community, are ushering in a new age of innovation. We are inspired by the strength and determination of patients and are determined to support them through our work. Commitment to Patients 02

2 6T A K E D A A N N U A L I N T E G R A T E D R E P O R T Stories like these—and countless others—motivate us in everything we do. Driving value for patients A life-threatening diagnosis can affect many lives: the patient, their family, their communities. As we hear about the profound pain, fear and anxiety that grip many patients and the people closest to them, we are impacted by their stories. As an illustration, imagine: A young mother is diagnosed with stage 4 lymphoma and is now coming to terms with the possibility that she might have less than a year to live. Despite trying countless treatments and rounds of chemotherapy, she doesn’t lose hope or the will to fight this devastating disease. A teenager living with Crohn’s disease, a chronic inflammatory disease of the digestive system, currently faces a life-long disease with no cure. On any given day, he might experience severe abdominal pain, diarrhea and fatigue that, as a result, could put his life on hold. A father whose son is diagnosed with a rare disease after exhibiting signs of cognitive impairment, including the inability to communicate. The child experiences symptoms that might include painful and stiff joints, breathing difficulties, hearing loss and seizures. He brings joy and inspiration to his family and they desperately hope for better treatments for his condition. A university student was born with primary immunodeficiency, a rare disease. As a child he was constantly sick, often absent from school and could rarely play with friends. Now, as an adult, his body might not produce any or only small amounts of vital antibodies, called immunoglobulins, making it difficult for him to fight off infections, even when treated with antibiotics.

Embedding a responsible approach to innovation

Responsible innovation is rooted in how we advance our science and business to develop and deliver the best potential solutions for patients and populations. We continuously consider and weigh the consequences of our choices with patients, society and the planet in mind. Our responsible innovation principles include doing what's right for the patient, shaping a trusted and transparent ecosystem, anticipating the long-term consequences of our choices and developing a sustainable business.



Responsible Innovation Definition	Responsible Innovation Principles	
How we communicate uniformly	*How we embed Responsible Innovation in everything we do*	
As we advance our science and business to develop and deliver the best solutions for patients and populations	Patient	Right for the patient, always
We continuously anticipate and weigh the consequences of our choices across patients, their ecosystems, society, the planet and Takeda in a comprehensible and transparent manner	Trust	Shaping a trusted and transparent ecosystem
	Reputation	Anticipating long-term consequences of our choices
We consider current and future needs holistically, respecting and balancing the perspectives of all stakeholders	Business	Developing a sustainable business

TAKEDA ANNUAL INTEGRATED REPORT 27

Our research and development (R&D) pipeline and global brands

Our world-class R&D engine is focused on developing medicines and vaccines that can make a critical difference in the lives of people around the world. Takeda focuses its R&D efforts on four core therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience and Gastroenterology, with targeted investments in Plasma-Derived Therapies and Vaccines.


Four Core Therapeutic Areas
Oncology
Rare Genetics & Hematology
Neuroscience
Gastro-enterology
Targeted Investments
Vaccines
Plasma-Derived Therapies

Our R&D engine is projected to deliver value in two distinct waves, and we have approximately 40 New Molecular Entities (NMEs) in our pipeline, 90% of which did not exist five years ago. We strive to find creative ways to solve problems, advance programs and meet critical milestones. We have more than 200 active clinical trials across both developed and developing markets, actively engaging patients throughout the drug development process so that their perspectives can be reflected in the study designs.

WAVE 1:

We are progressing 11 NMEs with the potential for up to 15 launches through FY2024. These near-term opportunities represent potential best-in-class or first-in-class therapies and vaccines that could impact the lives of patients around the world. Our Wave 1 pipeline is reflective of the high bar we have set to focus on finding treatments, preventions and cures for targeted populations with high unmet medical needs and to bring them to patients around the world.

WAVE 2:

Beyond our Wave 1 pipeline, Takeda's R&D engine is advancing an ambitious stream of next-generation therapies. These Wave 2 programs are also focused on providing transformative or curative potential treatments for targeted populations with high unmet needs across our core therapeutic areas. Collectively, they are based on targets with strong human validation, represent diverse modalities and leverage new platform capabilities in cell therapy, gene therapy and data sciences. Through our robust partnership network, we can access and nurture innovation by integrating collaborations in emerging areas of science with our own world-class laboratory to deliver sustainable innovation.

We have 40 NMEs in our pipeline, 90% of which did not exist five years ago

TAKEDA ANNUAL INTEGRATED REPORT 28

2 9T A K E D A A N N U A L I N T E G R A T E D R E P O R T GLOBAL BRANDS Our global brands include evidence-based solutions that aspire to bring transformative progress to patients as well as those in the health care system who care and provide for them. Our strategy is focused on key areas of unmet need, including patient identification and diagnosis, digital health and devices, integrated evidence generation and personalized patient services that are designed to generate actionable data and improve the patient experience. To extend and strengthen the value of our global brands post-launch, we have a dedicated team that supports high-impact, transformative lifecycle initiatives, including progressing new indications and geographical expansion. This gives us the potential to increase the impact of our products by continuing to address unmet patient needs and create a sustainable business fueled by our future pipeline and next generation of medicines. PLASMA-DERIVED THERAPIES (PDT) PDTs are critical, life-saving and life-sustaining medicines for people living with rare and complex diseases around the world. Global demand for these therapies, particularly immunoglobulins (Ig), has increased dramatically over the past 20 years and continues to grow. Takeda’s ambition is to reimagine this industry, unlocking the full potential of plasma to develop innovative, sustainable solutions that meaningfully benefit patients worldwide. We are driving this transformative innovation by combining our global R&D expertise in rare and complex diseases with our dedicated PDT R&D capabilities. We’re bringing new thinking to discovering and developing novel plasma-derived therapeutics to address unmet patient needs. And, recognizing that complete care solutions go beyond delivering a protein, we are using our expertise to design holistic solutions from diagnosis to drug delivery to point-of-care interaction with health care teams. We run our plasma operations end-to-end. Our industry-leading plasma donation network, BioLife Plasma Services, sets the standard for safety and quality, with 180+ donation centers that offer an unparalleled experience for those who donate. We have a global manufacturing network of eight strategically located facilities – all of which are growing capacity while meeting our sustainability commitments. Our broad and differentiated portfolio of more than 20 plasma therapies now includes two subcutaneous IG (SCIg) therapies to suit different patient needs and personal preferences. DONATION CENTERS 180+ PLASMA THERAPIES 20 BioLife Plasma Services Our Plasma Portfolio

VACCINES

For more than 70 years, Takeda has produced vaccines to protect adults and children in Japan from infectious diseases. Today, Takeda's global vaccine business is applying innovation to tackle some of the world's most challenging infectious diseases, such as:

DENGUE

ZIKA

NOROVIRUS

PRIORITIES IN ACTION

DEVELOPING VACCINES TO TACKLE SOME OF THE WORLD'S MOST CHALLENGING INFECTIOUS DISEASES

Our Phase 3 dengue vaccine candidate (TAK-003) is being developed for the prevention of dengue in children and adults. According to the World Health Organization (WHO), dengue is the fastest-spreading mosquito-borne viral disease in the world, resulting in approximately 400 million infections and 500,000 hospitalizations each year. Outbreaks can overwhelm health care systems and place a tremendous economic burden on patients and their families.

At the start of the pandemic, we confronted the difficult question of how to leverage our vaccine enterprise to support the COVID-19 response without delaying the progress of our dengue vaccine program. We decided to partner with other companies to advance the manufacturing or distribution of their COVID-19 vaccines.

We are now supporting global access to three different COVID-19 vaccines. We are partnering with Novavax to help develop, manufacture and commercialize their vaccine candidate in Japan and with Moderna to distribute their vaccine in Japan. We also have a mutual agreement with IDT Biologika GmbH to utilize capacity at IDT previously reserved for Takeda's dengue vaccine candidate to manufacture the single-shot COVID-19 vaccine developed by Johnson & Johnson over a three-month period.

At the same time, we've maintained our focus on dengue. In March 2021, we announced that we began regulatory submissions for TAK-003 in the European Union and in dengue-endemic countries. This is just the beginning of our planned filing submissions worldwide. The world needs better tools for dengue, but it also urgently needs vaccines for COVID-19. With creativity and focus, we're helping to address both threats.

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3 1T A K E D A A N N U A L I N T E G R A T E D R E P O R T IMPROVING THE LIVES OF PATIENTS AND ADDRESSING UNMET NEEDS DRIVE WHAT WE DO AS A COMPANY The following priorities have helped define our focus in 2020: Cultivating the best potential science through research and partnerships Embedding a patient-centric approach from discovery through commercialization Prioritizing high-quality, uninterrupted supply and delivery of medicines and vaccines BRINGING WORLD-CLASS SCIENCE AND PARTNERSHIPS TO DELIVER PATIENT BREAKTHROUGHS Our strong R&D capabilities are complemented by our extensive partnership network. Our R&D is modality-agnostic and draws on expertise from our strategic academic and industry partnerships. Together with our partners, our goal is to discover, develop and deliver medicines with transformative or curative potential. Our Center for External Innovation is designed to harness the power of collaboration and help drive pipeline innovation and diversification across our therapeutic area units. We’re focused on early- stage investments through a variety of deal structures designed with aligned incentives to leverage what we do best, together. P R I O R I T I E S I N A C T I O N BRINGING TOGETHER THE BRIGHTEST MINDS TO TRANSFORM CANCER TREATMENT Working in partnership with the world’s brightest scientific minds can accelerate our efforts to find new therapies for conditions in which there’s currently an unmet need. In oncology, we’re complementing our deep in- house expertise with a network of partners to leverage the power of the immune system and develop potential breakthrough technologies via diverse platforms, including: an oncolytic virus platform, a conditional T-cell engager platform that initiates immune activation in the tumor environment and multiple cell therapy platforms. Our collaboration with the University of Texas MD Anderson Cancer Center is a perfect illustration. Together, we are accelerating the development of cord blood-derived chimeric antigen receptor-directed natural killer (CAR NK)-cell therapies for the treatment of B-cell malignancies and other cancers. These cell therapies are designed to be manufactured in advance and stored for off-the-shelf use. This is an important differentiation from autologous CAR T-cell therapies, which use a patient’s own genetically modified T-cells and involve a multi-week manufacturing process. Improved processes have the potential to fundamentally change how cell therapy is delivered. These approaches are intended to build upon the first generation of cell therapies in cancer treatment with the potential to improve safety, efficacy and patient convenience. We recently opened a new R&D cell therapy manufacturing facility and broke ground on a commercial-scale facility to support these efforts.

Enhancing diversity in clinical trials

Health disparities and inequities across the health care continuum, including clinical research, are pressing issues across the biopharmaceutical industry. At Takeda, we are committed to creating a more diverse, equitable and inclusive culture, not only within our own walls and our communities, but also across our clinical trials.

We engage in multidisciplinary, cross-company and cross-industry collaborations to help our treatments reach more patients. Our approach enables us to better generate evidence that reflects the patients and patient sub-groups most likely to use a medicine if approved, providing more accurate data and insights to inform regulatory submissions, future trials and, for approved treatments, potentially more efficacious and safer utilization.

PRIORITIES IN ACTION

ADDRESSING THE HEALTH CARE NEEDS OF COMMUNITIES AND PATIENTS WHEREVER THEY ARE

In November 2020, Takeda launched the R&D Center for Health Equity and Patient Affairs to underscore and further focus our imperative and ongoing commitment to diversity, equity and inclusion (DE&I).

The center works with a variety of Takeda teams and external partners to identify and address health inequities, provide early patient access to Takeda medicines, accelerate the time to diagnosis for children with rare diseases and engage patients throughout the drug development process.

We hope that this innovative model will enable Takeda to create a more inclusive ecosystem and strengthen trust with communities and patients around the world. As an example of this model in action, the center brought together our internal R&D teams with external non-governmental organization partners to provide critical lab equipment and technical knowledge to help set up polymerase chain reaction (PCR) testing and 3D printing for personal protective equipment to support the response to the COVID-19 pandemic in underserved communities globally.

We hope that this innovative model will enable Takeda to create a more inclusive ecosystem and strengthen trust with communities and patients around the world.

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3 3T A K E D A A N N U A L I N T E G R A T E D R E P O R T Enabling patients to lead the way As a values-based organization that puts patients first, we are constantly working to ensure that the patient perspective informs our work and fuels our innovation strategy. Our commitment to building a partnership and dialogue with patients has a direct impact on our drug development process, and we aim to incorporate the patient perspective throughout, and long after, the treatment development journey. We create new solutions based on patient feedback and use a variety of digital tools for checkups, health monitoring and other aspects of patient treatment, to make participation in clinical trials as safe as possible. P R I O R I T I E S I N A C T I O N THE PERSONALIZED INSIGHTS TRANSFORMING OUR UNDERSTANDING OF SLEEP DISORDERS Imagine a life where you can’t help falling asleep during the day but are awake all night. Where something as simple as watching your son play baseball or soccer can trigger a sudden muscle weakness or paralysis. This is the reality for the many thousands of people who have narcolepsy type 1 (NT1), a chronic neurological disorder caused by a deficiency of orexin, a neuropeptide which is the master regulator of the sleep-wake cycle. Fortunately, people who have NT1 can help shape what could be a transformative solution. They’re among the patient advisors and associations working with Takeda to create integrated and personalized digital solutions that aim to help people with NT1 manage the devastating emotional and psychological impact of their condition. Studies suggest that the oral orexin agonist (TAK-994) discovered in Takeda’s research laboratories in Shonan, Japan, and the lead candidate in our pioneering franchise of orexin therapeutics, could be the first therapy to address the orexin deficiency that causes NT1. Based on our vision of leveraging the patient voice as a catalyst for innovation, Takeda launched a Digital and Personalized Care Strategy that aims to accelerate diagnosis, maximize treatment outcomes and gather real-world data to develop a better understanding of the disease. These contributions have helped us identify four potential areas where we can make a difference – personalized, integrated digital interventions and services; coordination of care and patient-health care provider communication; algorithm-based prediction and prevention; and real-world evidence and outcome-based contracting. This has already resulted in the design prototype of an application tailored to the needs of people with NT1.

3 4T A K E D A A N N U A L I N T E G R A T E D R E P O R T Prioritizing the high- quality, uninterrupted supply and delivery of our medicines and vaccines Takeda works with approximately 41,000 third-party suppliers around the world for the materials and services that are needed for the production and distribution of our medicines and vaccines. Managing these supplier relationships and the flow of goods and services through our value chain is critical to the quality and safety of our medicines — and the well-being of patients. The world is increasing in complexity as it experiences a global pandemic, rising geopolitical tensions and economic instability. We recognize the importance of innovation — embracing technology, especially artificial intelligence (AI), to manage a complex supply chain in an agile and sustainable way. 41,000 third-party suppliers Takeda works with approximately around the world Read more about our supply chain in our 2020 Sustainability Report.

3 5T A K E D A A N N U A L I N T E G R A T E D R E P O R T P R I O R I T I E S I N A C T I O N TRANSFORMING OUR SUPPLY CHAIN AND MANUFACTURING TO ENSURE GREATER SPEED, QUALITY AND EFFICIENCY A physician in Austria prescribes a first-of-its-kind treatment, manufactured at a plant in Spain, that has a product shelf life of approximately 72 hours. This is a race against time, often across country lines, that defines the complex supply chain for Alofisel, our innovative stem cell medicine for complex perianal fistulas, a complication of Crohn’s disease. To meet the need, we developed a cloud-based, real-time end-to-end Control Tower solution that connects departments across Takeda and a network of 150 hospitals, as well as our highly specialized cold chain logistic partners, to manage the end-to-end supply chain process. As a made-to-order stem cell therapy, Alofisel requires close communication with hospitals, and oversight of ordering and logistics processes to support product usage and enable a greater standard of patient care. The Alofisel Control Tower has transformed ordering, improved management and helped to coordinate logistics for patient treatments via 100% real-time data access and status updates across 32 countries, enabling collaboration with hospital partners and the logistics specialists who normally ship donor organs for organ transplants. Technology is also enabling us to bring greater efficiency, speed and quality to manufacturing and packaging. In 2020, we introduced an industry first: automatic line clearance (ALC) with 360° cameras, laser sensors, dry run mode and AI software at a packaging line in our Hikari plant in Japan. Takeda’s ALC system aims to create an operating environment that can be implemented fast, but also be product- independent, user-friendly and safe. The ALC system has made a clear impact in our operational efficiency. One-click line clearance can be performed compliantly within one minute, significantly reducing the typical 30-minute manual clearance process when the line is changed to pack different medicines. Takeda was honored for the innovation at the Hikari F36 building by the International Society for Pharmaceutical Engineering (ISPE) with the prestigious “Facility of the Year” award.

3 6T A K E D A A N N U A L I N T E G R A T E D R E P O R T Unleashing the power of data and digital As disruptive forces change the face of health care, Takeda has a new role to play. We are making strides in creating a future- ready organization that evolves with science and technology, using data and digital technologies to help meet the needs of patients, our people and the planet. Focusing on strategic enterprise-wide initiatives, we are accelerating our data and digital strategy through several dimensions and integrating new ways of working into everything we do. Takeda is harnessing external partnerships with Amazon Web Services (AWS), Accenture and Massachusetts Institute of Technology (MIT), establishing an internal engine for innovation and equipping Takeda’s employees with new skills and ways of working. We leverage data as an enterprise asset and invest in digital health technologies and strategically significant capabilities, while adhering to Takeda’s privacy and security values and applicable regulations. For example, we are creating an enterprise-wide intelligence engine with robust AI-driven capabilities that should enable us to collect, connect and exchange real-world data from all corners of the health care ecosystem. By connecting our data and forming external partnerships that protect patients’ privacy and security, we aim to accelerate diagnosis and support the discovery and delivery of life-transforming therapies across Takeda’s therapeutic areas. PATIENT OUTCOMES Innovation Data as a Digital Platforms Enabler Technology Modernization & Platforms Workforce & Workplace of the Future External Ecosystem Our future-ready organization

Ensuring timely and equitable access to medicines

We are committed to improving the lives of patients around the world, providing timely and sustainable access to our innovative medicines in as many countries as possible. We strive to reduce the obstacles to accessing medicines for patients and are guided by our tiered pricing approach to help us deliver life-changing treatments to as many patients as possible, as quickly as possible.

Our tiered pricing approach allows for adjustments in prices relative to a country's economic stage and health system maturity. Countries are grouped into four tiers based on factors such as Gross Domestic Product (GDP), out-of-pocket expenditure and policies covering vaccinations, rare diseases and available health care resources per citizen. Our pricing principle better reflects market dynamics and the broader health care environment to support more patients gaining access to our innovative medicines worldwide.

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Value-based health care

The ability of patients to access innovative treatments is of paramount importance to the future health and prosperity of the global population. We support the move to transform health care systems to value-based models. We believe that value-based health care can help health systems deliver more benefits to patients and society.

"Value" is characterized by the specific outcomes achieved in the eyes of all stakeholders and particularly, patients. We believe prices for innovative products should be based on value as measured by outcomes. Value-based pricing requires partnerships and access to comprehensive health data to see whether the intended outcome for the patient from taking the medicine has been achieved. We believe information technology can be used in a responsible way to collect and analyze health data for this purpose and that, wherever possible, patients should be empowered with the tools, standards and protections to measure and share their outcomes.

Our Value-Based Agreement approach responds to payers' and providers' needs to manage uncertainty around the real-world clinical performance and economic impact of our innovative medicines. We engage in Health Technology Assessments (HTAs) from the early pipeline stage to consider all different needs as this can provide useful guidance for value-based contracts. HTAs provide benefit by assessing both the patient voice and the evidence that supports a new medicine while recognizing the needs and economics of providing life-transforming therapies. We will continue our efforts to tailor value-based contracts to local needs to accelerate patient access and increase the number of patients who benefit from our innovation.



VALUE-BASED PRICING/PARTNERSHIPS

		TIERED PRICING	
COMPONENTS	**VALUE-BASED PARTNERSHIPS** H2O, RWE4 Decisions, Global Commission on Diagnosis	**VALUE-BASED AGREEMENTS/ CONTRACTS** Financial and Outcome-Based Agreements	**AFFORDABILITY SOLUTIONS** AtM range of solutions such as Patient Assistance Programs (PAPs)
STAKEHOLDER FOCUS	Payers, providers, distributors, tech companies and others	Public and Private Institutions	Individual and Private

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3 9T A K E D A A N N U A L I N T E G R A T E D R E P O R T P R I O R I T I E S I N A C T I O N IMPROVE PATIENT OUTCOMES AND CREATE SOCIETAL VALUE THROUGH PARTNERSHIPS Putting patients in control of their health outcomes Today, many measures of disease and disease outcomes are based largely on insights from clinicians but may miss the opportunity to consider patients’ own experiences. Putting patients at the center of what we do is key to our mission at Takeda, and an ambitious new project - H2O - puts patients in charge of their own outcomes data. The aim of H2O is to create “health outcomes observatories” that will amplify the patient voice, both in their own care and treatment decisions and in the health care ecosystem more broadly. H2O is a five-year project that was launched in October 2020, bringing diverse public and private partners with a common vision together under the umbrella of the European Innovative Medicines Initiative (IMI), with funding from the EU, EFPIA, and additional funding from Trial Nation and JDRF under grant agreement No 945345-2. Takeda helped conceive the project and played a key role in recruiting other companies and partners to join, securing significant resources and funding from public and private partners. The health outcomes observatories will work to provide patients with digital tools, including an app, to report their health outcomes. This aggregated data is intended to form the basis of research into emerging innovative, evidence- based treatments. The goal is to help empower thousands of patients to elevate their dialogue with health care professionals and create transparency of outcomes. The project will initially focus on setting up health outcomes observatories in four countries (Germany, Spain, the Netherlands and Austria) covering three disease areas: diabetes, inflammatory bowel disease and cancer.

Access to medicines around the world

Takeda is committed to increasing access to innovative medicines and elevating health care standards. We believe that optimal patient access encompasses the speed of access and the breadth of coverage at a cost to the health care system that reflects the value of our therapies.


amref health africa
Community Health

As a global biopharmaceutical company, providing access to medicines is a responsibility as well as a part of our business model, so we've created a practical framework to guide and structure the execution and evolution of our pricing strategies to achieve value-based health care, based on three pillars:

1. TIERED PRICING

allows for adjustments in price relative to a country's economic stage and health system maturity to support as many patients as possible gaining access to our innovative medicines worldwide

2. VALUE-BASED PRICING

responds to payers' and providers' need to manage uncertainty around the real-world clinical performance and economic impact of our innovative medicines

3. PATIENT ASSISTANCE PROGRAMS (PAPS)

to support patients who have difficulty accessing medicines to obtain our innovative and life-saving treatments. PAPs are a cornerstone of Takeda's Access to Medicines strategy to increase sustainable access to our medicines for complex and rare diseases and build sustainable capacity across the patient journey, addressing accessibility barriers

TAKEDA ANNUAL INTEGRATED REPORT 40

Our Access to Medicines programs operate in the health care systems of 54 countries and territories around the world. These programs have provided treatment to more than 70,000 patients with life-threatening diseases, enabled the screening of more than 46,000 patients, and supported the training of more than 800 health care professionals and community health care workers in evolving health care systems*. For some patients, time is of the essence. That's why we've provided pre-approval access across multiple disease areas to more than 7,300 patients to date in Brazil, China, Egypt, Kenya, Pakistan and Ukraine. In the United States and Europe, we have PAPs to help support patients who have difficulty accessing medicines, particularly in rare and complex diseases.

Our Access to Medicines strategy, together with our "optimal patient access" philosophy, supports sustainable access to our medicines for as many patients as possible in as many countries as possible.

Learn more about how Takeda is tackling access to medicines and the progress we have achieved.

*From March 2019 - December 2020.



PATIENT COVERAGE
Volume, breadth and depth
SUSTAINABLE BUSINESS
SPEED
Time to reimbursement
PRICE
Value
Optimal Patient Access

The Takeda Pricing Principle

Optimal patient access encompasses the speed of access and the breadth of coverage at a price that leads to a sustainable business.

Our Access to Medicines Programs:

54

COUNTRIES & TERRITORIES AROUND THE WORLD

70,000

PATIENTS PROVIDED TREATMENT*

46,000

PATIENTS SCREENED*

800

HEALTH CARE PROFESSIONALS AND COMMUNITY HEALTH CARE WORKERS TRAINED*

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4 2T A K E D A A N N U A L I N T E G R A T E D R E P O R T Our people are the cornerstone of Takeda’s success, and we recognize that creating diverse, inclusive and equitable work environments is critical to building a healthy company culture that empowers our employees to live our purpose every day. We do this by investing in our employees in a variety of ways that enable them to contribute meaningfully, live our values and, most importantly, put patients at the center of all they do. Commitment to People 03

4 3T A K E D A A N N U A L I N T E G R A T E D R E P O R T LIVING OUR VALUES EVERY DAY Our Code of Conduct is rooted in our values. It’s based on principles that provide guidance that apply to all situations. Employees are empowered to apply judgement when using the Code of Conduct, asking ourselves “should we do this” rather than “can we do this.” For employees, our Code of Conduct represents a way of life supporting the actions we take every day. We take personal accountability for upholding the company’s values, for making decisions that benefit patients, colleagues and society, and for protecting our unique culture at Takeda. We support colleagues in living our values every day and contribute to the creation of an environment where everyone feels able to speak up, secure in the knowledge that others will listen. DELIVERING OUR VISION WITH A HIGHLY ENGAGED WORKFORCE Our heritage and deeply rooted values are the foundation of our culture, and everyone who joins Takeda learns our history and values during their orientation. In addition, we intentionally weave these elements into every development and learning program we offer. Ensuring each and every employee feels engaged and has an opportunity to contribute across the organization is essential. Regular communication to keep employees connected was especially critical in 2020 – both for the many essential Takeda employees who remained onsite to ensure patients could access their medications during the global pandemic as well as for those who transitioned to working virtually. Effective communication is not just top-down dialogue from senior leaders, but it is two-way dialogue that solicits ongoing feedback from all levels and functions within the organization. We do this in a number of ways at Takeda – from encouraging all employees to ask questions directly of our executive team in regular town-hall style question-and-answer sessions to engaging our employees in selecting our Global Corporate Social Responsibility (CSR) Program partners. Bottom line: We want our employees to feel invested in and passionate about their work and the impact they have on patients’ lives. PATIENT TRUST REPUTATION BUSINESS

4 4T A K E D A A N N U A L I N T E G R A T E D R E P O R T P R I O R I T I E S I N A C T I O N DEVELOPING LEADERS WHILE CULTIVATING OUR CULTURE AND VALUES: GLOBAL INDUCTION FORUM One distinctive aspect of Takeda is our long history of 240 years. In order to preserve this legacy, Takeda has established the Takeda History Museum in Kobe, Japan— in a house formerly occupied by three generations of the Takeda family. The Forum, hosted by Takeda CEO Christophe Weber and our Global Learning and Talent Management team, introduces new leaders to our long-standing patient focus and establishes what values-based leadership means at Takeda. It also gives those taking part a chance to hear directly from our CEO about our strategy and ask about his expectations of them as leaders. A primary purpose of the Forum is to introduce new leaders to the Takeda Leadership Behaviors, which are distinctive characteristics specific to our company. They are used as guideposts for every employee to understand how they are expected to perform. Takeda Leadership Behaviors: n Demonstrate strategic enterprise thinking, finding innovative ways to serve patients and build trust, reputation and business n Create the environment that inspires and enables people to move the organization forward n Focus on the few priorities and deliver superior results n Elevate the capabilities of the organization for now and the future In addition, the role of leaders in building and maintaining trust and protecting our reputation is always the subject of an interactive ethical decision-making session at Global Induction Forum. This is where we put our Global Code of Conduct into action using real-life case studies to help our leaders understand the importance of living our values every day and ensuring these are reflected in the decisions they make. Now in its sixth year, both Forums were held virtually in October 2020 and February 2021 due to COVID-19. However, they still included the tour of our history museum in a live-streamed virtual format. In total, we had 137 new Takeda leaders from around the world join the remote Forums. While it wasn’t the same as having everyone in one place, the Learning and Talent team kicked things off with creative welcome packets mailed to participants’ homes, hosted virtual coffee chats to make introductions throughout and found creative, engaging ways to welcome new leaders to Takeda, including through storytelling focused on our Japanese history, the Takeda family and the growth of our organization. In addition, during the last Forum, we moderated a session with the former leader of a myeloma patient advocacy group in the United Kingdom so that our new leaders could learn first-hand the challenges of being a patient with one of the conditions our therapies are designed to treat. This encouraged leaders to “walk in the patient’s shoes,” reinforcing that patients are at the center of all we do and the impact we can have. Advocates are an essential part of patient engagement and the talk facilitated participants’ understanding of the evolving role of patient advocacy across the drug development continuum, from discovery to access. This talk was also especially poignant given the focus on the ongoing pandemic and challenges patients around the globe were facing in light of the public health crisis.

I will help forge a gender equal world
#ChooseToChallenge
I will forge positive visibility of women
#ChooseToChallenge
I will try to influence others' beliefs & actions
#ChooseToChallenge
Yo voy a incentivar a dejar de lado sesgos y estereotipos de género.
I will celebrate women's achievements
#ChooseToChallenge
I will challenge gender stereotypes and bias
#ChooseToChallenge
I will challenge gender stereotypes and bias
#choosetochallenge
I will try to influence others' beliefs & actions
#ChooseToChallenge
#ChooseToChallenge
Yo voy a celebrar los logros de mis colegas mujeres
I will challenge gender stereotypes and bias
#ChooseToChallenge

Driving positive change by promoting Diversity, Equity and Inclusion

At Takeda, our culture encourages and appreciates our differences and the company continues to thrive because of them. As a values-based organization, we strive to have a workforce as diverse as the communities and patients we serve.

We believe that every employee should have equitable opportunities to develop and grow based on merit. We embrace and celebrate our differences, respecting and valuing each other's race, ethnicity, age, gender, gender identity, nationality, social origin, religion, sexual orientation, disability, physical appearance and other individual characteristics.

As an organization, we've made great strides forward in achieving better representation. For example, globally, women comprise 52% of our company, and in our manager population, 40% are women. In addition, we now also have six women on our Takeda Executive Team.

52%	40%	6
OF EMPLOYEES GLOBALLY ARE WOMEN	**OF MANAGER-LEVEL ROLES ARE HELD BY WOMEN**	**WOMEN ON THE EXECUTIVE TEAM**

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4 6T A K E D A A N N U A L I N T E G R A T E D R E P O R T Yet, there is more to be done – both locally and globally. At a local level, each country in which we operate has different areas of focus for advancing DE&I. Our global business units are also tailoring the company’s DE&I efforts to the local markets and countries where Takeda has a presence. Specific examples include: n Globally, we launched our first ever Global DE&I Council, led by members of the Takeda Executive Team, and also kicked off an interview series with Takeda leaders to enable “candid conversations on DE&I.” Topics have ranged from leaders’ personal experiences of unconscious bias and racism or sexism to ideas and opportunities that help ensure more diverse, equitable and inclusive workplaces. n Every year in Japan we host a senior leadership meeting, which brings together top leaders in the country to tackle a range of company-wide initiatives and local priorities. More than 135 Japan-based senior leaders, including president and CEO Christophe Weber, participated in the 2020 meeting. During the event, leaders discussed the top challenges for DE&I progress in Japan and made recommendations on how to address them. Recommendations included creating more parity during hiring and talent development processes by using gender-neutral pronouns and ensuring that our global recognition platform is used to more equitably praise and recognize employees from a range of backgrounds and across all genders. Additionally, in Japan, we offer sessions called Will PLUS each year to help female managers build and gain valuable skills to help advance their careers. In 2020, more than 30 participated in the training, and topics covered included critical thinking, leadership mindset and team management. As a result, we have seen a steady increase of women in leadership roles in Japan over the past few years. n Takeda’s R&D function, which includes employees from across the globe, developed a holistic, evidence-based three-year DE&I strategy and has formed The CAUSE Network, which stands for Communicate, Advise, Unite, Solve and Execute. The all-volunteer employee network is organizationally representative, including employees from every R&D region, function and level of the organization, and it is charged with helping localize and implement strategies by co-creating sustainable solutions. n The Vienna, Austria-based global manufacturing services talent acquisition team took part in an experimental event in 2020 called “Voice of Diversity,” which was organized by the Technical University of Vienna. The event helped raise awareness of potential biases that can be present during the interview process and how to recognize and disrupt such thinking to ensure it does not negatively impact the candidate. n In the U.S. in 2020, racially motivated crimes, including the killings of unarmed Black Americans and anti-Asian violence, sparked national social unrest and an overdue movement to address systemic racism in the country. In response, we created multiple new leadership roles and strategies to help advance DE&I and health equity to help address the inherent bias and racial discrimination that persists in so many facets of the U.S. health care system today. Altogether, Takeda is accelerating enterprise-wide efforts to improve outcomes for underserved and underrepresented people, both inside our company and within the communities we serve. The goals are to embed DE&I into all aspects of our business, create an environment where all feel welcomed, empowered and inspired, and ensure a tailored and culturally competent approach in different markets.

4 7T A K E D A A N N U A L I N T E G R A T E D R E P O R T P R I O R I T I E S I N A C T I O N EXECUTIVE LEADERSHIP SHARES PERSONAL STORIES TO CREATE AN OPEN ENVIRONMENT FOR DIALOGUE It takes courage to share your personal, often uncomfortable experiences of inequality, discrimination and bias, even when you’re a senior leader in a multinational organization. But that’s exactly what TET members Julie Kim, president of Plasma-Derived Therapies Business Unit, and Marcello Agosti, global business development officer, have been doing. In fact, together with Lauren Duprey, chief human resources officer, they are leading the company’s efforts to create a working environment where diversity is valued, equity is a mainstay and inclusivity is encouraged. They are committed to advancing the company’s approach to DE&I aligned with our refreshed corporate philosophy. In FY2020, Julie and Marcello launched and have been hosting a frank and candid internal video series in which they and fellow TET members share their stories from their careers of racism and sexism, unconscious bias, cultural stereotyping and other historically divisive factors. Julie, for example, explains how, before joining Takeda, she had to walk a fine line between acting like a man while still being a woman. This included being assertive and nice, but not too much of either, while also dressing in pantsuits and white blouses – to fit in and be accepted. Some of her colleagues from our diverse leadership team have shared their experience of living and working in countries where they could be considered a minority and the discrimination that was associated with it. Others admitted to being guilty of unconscious bias and shared examples. CEO Christophe Weber also joined the conversation, explaining in one video the discrimination he’s witnessed in each of the nine countries where he’s lived and worked. What’s especially important about this is that it’s coming directly from our leaders. Alongside the DE&I discussions with leaders on Yammer, our internal social media platform, this video series aims to spark honest and possibly uncomfortable conversations which inspire all employees to learn from each other or reflect on their own experiences to help create an open environment for dialogue. The underlying message is that DE&I is not only a moral and ethical “must do” for society, it’s also good for Takeda. There is also an increasing amount of research demonstrating that it can make a company stronger and more competitive. “As a leadership team, we’re on a journey of self-awareness, and awareness of the company’s needs,” Julie says. “Since we started these discussions, I can see the traction that’s being created throughout the organization.” “There’s a growing awareness that we’re well-positioned to be at the forefront in this area too, because we’re a values and ethics- driven company that is naturally motivated to do well for patients, for each other and for society,” added Marcello.

4 8T A K E D A A N N U A L I N T E G R A T E D R E P O R T TAKEDA RESOURCE GROUPS Takeda Resource Groups (TRGs) are voluntary, employee-led groups composed of individuals with shared aspirations, characteristics and life experiences, as well as allies and advocates. Today, Takeda has 10 TRGs around the world. These include: Human Rights Campaign (HRC) Corporate Equality Index (CEI) perfect score In the United States, Takeda is proud to have earned a perfect score on the Human Rights Campaign’s (HRC) Corporate Equality Index (CEI) for the fifth consecutive year and a spot on the 2021 Best Places to Work for Lesbian, Gay, Bisexual, Transgender and Queer (LGBTQ+) Equality. Only a few hundred companies spanning all industries earn a perfect score each year, and it’s a great honor for Takeda to be among them. Black Leadership Council IGNITE (young professionals) Building Asian Leaders IMPACTO (LatinX community) EnAbles (employees with disabilities and allies) PACT (working parents and caregivers) Faith@Work STRIVE (military service-connected employees) Gender Parity Takeda Resource Group Take Pride (LBGTQ+ employees and allies) TOP EMPLOYER® CERTIFICATION Takeda is one of only 16 companies to achieve Global Top Employer certification for 2021, the fourth year in a row. Top Employer Institute assesses 600 “people development” practices of companies across 10 areas, from talent strategy and succession management to learning and development and culture. Takeda excelled globally in the areas of values, ethics and integrity, organizational change, leadership, sustainability, performance management and engagement. Each of the 38 Takeda countries that participated in the Top Employer survey received certification, with eight countries receiving certification for the first time. We believe this underscores our commitment to creating an exceptional people experience for our global workforce.

4 9T A K E D A A N N U A L I N T E G R A T E D R E P O R T Improving employee health, well-being and resilience Our employees worldwide deserve extraordinary experiences as they strive to achieve their professional ambitions and thrive at work and at home. As part of this, we are constantly evaluating and enhancing our health and well-being programs based on the evolving needs of our employees. When COVID-19 progressed around the world, our values guided us as an organization. We acted quickly and created a Global Crisis Management Committee. This was a cross-functional team of internal subject matter experts, including virologists and epidemiologists, who helped to ensure our decisions and policies were guided by science. The team developed robust risk mitigation plans to protect the health and safety of all our employees from the start, immediately implementing a global remote working policy, travel restrictions and robust, enhanced safety protocols for employees in critical onsite operations. Aligned to the benefits and policies in each country, we launched a number of efforts to help our people navigate pandemic-related challenges and support their overall well-being. For example, in some countries, we moved quickly to increase paid time off for employees to help support those navigating illness and caregiving for family members. In others, we added additional volunteer days for our employees so they could help on the front lines or in their local communities, and we ramped up support for our working parents and caregivers. In addition, we recognized the importance of collecting new data and information to better understand and address the evolving needs of our employees, adhering to Takeda’s privacy and security values and applicable regulations. Thus, we pivoted our annual employee experience survey to deploy a global survey focused on health and well-being. P R I O R I T I E S I N A C T I O N PERSONAL TOUCH HELPED ME BALANCE WORK WITH MY ROLE AS A FATHER Perspective from Paul Tan, Global Manufacturing and Supply, Singapore Having been part of Takeda in Singapore, but in a different role, transitioning to my new role in September 2020 was easy in some ways. I was already familiar with the processes, and obviously, I knew the company well. The big challenge was how to engage with my colleagues and team in a deep, meaningful manner, when all of them were working virtually from home and we couldn’t meet face to face. Takeda has been very agile in adjusting to the new pandemic “normal.” Digital collaboration and engagement tools have transformed how quickly and easily I can access the information I need for my work and enabled virtual collaboration, too. In addition, the personal engagement of my manager stood out. He made sure there was flexibility in my work schedule and had regular virtual meetings with me. He never ceased to provide guidance and encouragement throughout this uncertain time. The onboarding experience was also particularly memorable for me. My second child was born less than a week after I started the new role. Surprisingly, I felt totally in control of both my personal and work lives during this period, because we’ve re-designed many of our existing work processes at Takeda to be flexible. So, I’ve been able to keep tabs on key activities at work while also being a good father.

5 0T A K E D A A N N U A L I N T E G R A T E D R E P O R T P R I O R I T I E S I N A C T I O N CREATING ADAPTABILITY AND RESILIENCE EXPERIENCE SURVEY We’re committed to creating an exceptional people experience through working environments where everyone feels supported, healthy and motivated. The Care survey we conducted in November 2020 offers important insights into how employees are feeling about their physical, emotional and psychological health at work, as well as their working environments and team dynamics – all of which are important parts of overall well-being, motivation and engagement. Results of the Care survey showed us areas where we are excelling. For example, 85% of employees surveyed believe the work they do each day has a meaningful impact, and 85% believe that Takeda provides a safe working environment. We also discovered areas for improvement. For example, just 50% of surveyed employees say they had what they needed at work to support physical health. In addition, a similar percentage of employees also believed Takeda didn’t provide the resources necessary to meet mental health needs, and just over half reported that they were struggling to disconnect to make time for rest. We made results available to all managers and responsive action-planning is occurring at the team, regional and organizational levels. Our Environment, Health and Safety (EHS) team, along with partners in HR, Legal and Global Ethics and Compliance, are deploying global actions to address employee health and well-being. These investments include offering employees a free subscription to a well-being app, developing on-demand learning, launching a global team-based movement challenge, updating our working etiquette and organizing activities surrounding World Mental Health Day. Our employee experience surveys going forward will include a section on well-being, and employee surveys will continue to be an important tool as we continue to build a highly engaged workforce and a strong Takeda culture.

5 1T A K E D A A N N U A L I N T E G R A T E D R E P O R T ENABLING EMPLOYEES TO THRIVE INSIDE AND OUTSIDE OF TAKEDA THROUGH A LIFELONG LEARNING AND GROWTH MINDSET Innovation is our path forward, and our people are the drivers of that innovation. COVID-19 has only accelerated the speed of change and created urgency for constant improvement and innovation. That’s why we offer unique opportunities for employees to learn, grow and progress professionally while making a difference in people’s lives. This ranges from formal trainings and multi-year professional development opportunities to on-demand resources to help people managers and their teams have ongoing development discussions that can help enhance performance. For example, our Accelerator Program is a five-year development journey for high-potential employees who are early in their career to have global development experiences through at least two international assignments. The Accelerator Program is intended to prepare talent for future leadership roles at Takeda. In addition, in Japan we piloted a career support program in 2020 whereby employees can apply for a short- term assignment in another department or on a project in order to gain exposure and build their capabilities. We also encourage our employees to learn and use new technology, such as virtual reality. In one example of this, our global manufacturing facilities are embracing virtual reality to create operational training efficiencies. Investing in our people helps our teams stay ahead of the curve and ultimately, the time we spend on learning and development moves our business forward.

PRIORITIES IN ACTION

RESILIENCE FROM THE INSIDE OUT

Strengthening resilience, or our ability to learn, adapt and thrive during times of change, can help us be more successful in both our personal and professional lives, and this has been even more relevant given the COVID-19 pandemic.

That's why we designed a new, custom-built program for employees to discover ideas and tactics to strengthen their resilience while also connecting with each other and building new networks. To date, our senior leaders and more than 3,000 people managers across Takeda have taken part in our Resiliency in Leadership program, which includes a mix of live sessions with renowned experts, digital on-demand learning, a library of resources and discussions with peers powered by a dedicated app. Topics include:

- **Setting learning intentions and developing strong learning habits**
- **Improving personal awareness, mindsets and well-being**
- **Strengthening interpersonal connections**
- **Leading highly effective teams, including psychological safety and effectiveness in virtual environments**
- **Linking one's work and decisions with personal and team purpose**

The content and approach have resonated with our employees, with more than 98% of participants reporting that they'd recommend this training to others and about 95% finding it relevant to their role, having applied tactics and concepts to their day-to-day work. In fact, one employee said,

"I found myself using this at work and at home – teaching my children about mindsets and reframing."

The next phase in our commitment to building personal and organizational resiliency is introducing on-demand learning and resources for all employees globally, which will roll out in FY2021.


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YOUR FEED
YOUR FEED
WEEK 12: THE END OF THE JOURNEY? OR THE BEGINNING OF A NEW ONE? :)

Highlights of the Resiliency in Leadership program include an interactive app to connect participants with fun, interactive ice-breaker exercises.

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5 3T A K E D A A N N U A L I N T E G R A T E D R E P O R T As we evolve the ways we work, we are focused on building an exceptional work environment to deliver on our objectives, with a focus on maximizing: AGILITY to increase speed to meet the distinctive needs of our patients and partners COLLABORATION to foster innovation in delivering transformative therapies to patients PRODUCTIVITY AND EFFICIENCY to deliver transformative value to patients, society and shareholders We spent seven months evaluating new ways of working for many employees in a post-COVID-19 era. We engaged with leaders and employees across the organization and made sure to take time to consider the long-term effects of virtual and hybrid working on our overall people experience. Now, we are preparing for post-COVID ways of working with new hybrid models to build an exceptional working environment. However, it will never be a “one-size-fits-all” approach. For example, many of our employees, especially those working in our manufacturing network and at the plasma collection centers, will need to continue coming to their workplace as their physical, on-site presence is critical to ensuring continuous supply of life- changing medicines. Other roles across the organization have the ability for some portion of work to be done virtually. That is why we have created core principles, global guidelines and toolkits to help and empower our country leaders and managers as they determine and implement new hybrid ways of working, tailored for each unique team. We believe that this will allow us to truly build a flexible working culture, aligned to local business needs and optimized to maximize employee engagement. Building the future of our workplace While the COVID-19 pandemic has drastically impacted and shifted our lives, it has also spurred us to find innovative solutions to how and where we work. In fact, we undertook an initiative to help us prepare for post-pandemic ways of working, which was grounded in scientific research. In addition, input from our global employee population together with the well-being survey results have led to our commitment to offer new hybrid (i.e., in-person and virtual) working models with added flexibility globally in more meaningful ways once we return to offices. Post-pandemic ways of working We are focused on building an exceptional work environment to deliver on our core business objectives while maximizing agility, collaboration and productivity in a post-COVID-19 era.

We will also foster meaningful in-person interactions to strengthen Takeda's community and culture, including:

- **Embracing our values, culture and connection across teams** – to ensure that no matter where employees work, they will feel part of Takeda
- **Creating a sustainable, diverse and inclusive working environment** – to promote well-being, health and resilience, and to protect our planet
- **Entrusting our leaders to find the right balance between in-person and virtual interaction** to meet the needs of their team and local organizations

And, we are committed to supporting our people to make hybrid working models successful through:

- **Skills and training** – to ensure our people are able to excel in new models
- **Tools and technology** – to facilitate seamless collaboration and efficient working regardless of setting
- **Physical space** – to promote innovation, collaboration and social cohesion
- **Processes, policies and working norms** – to support employees' experience throughout their journey and regardless of workplace

While hybrid working will look a little different in every region, overall we are ensuring the future of how we work will help us achieve our strategic imperatives and vision while supporting Takeda's unique culture and values, as well as offering our employees flexibility at work.

5 5T A K E D A A N N U A L I N T E G R A T E D R E P O R T A key element of Takeda’s commitment to building Better Health for People, Brighter Future for the World is protecting our shared environment and advancing innovation in environmental sustainability. We recognize that risks to the health of the environment pose risks to human health, including the spread of some of the same infectious diseases we’re working to eradicate. Commitment to Planet 04

5 6T A K E D A A N N U A L I N T E G R A T E D R E P O R T With the wisdom gained from our rich 240-year history, we think long term as a company. With that in mind, we established global environmental targets that align with the United Nations Sustainable Development Goals (SDGs) across four priority areas: climate change and energy, water conservation, waste management and product lifecycle stewardship. 2020 Highlights CLIMATE CHANGE ‘A List’ Included on CDP’s A List for climate change leadership in 2020 CARBON NEUTRALITY Takeda is on track to eliminate 40% of our Scope 1 and 2 greenhouse gas (GHG) emissions by FY2025 n 5% reduction in Scope 1 GHG emissions1 n 39% reduction in Scope 2 GHG emissions2 WASTE MANAGEMENT 84% of waste diverted from landfill ADDRESSING CLIMATE CHANGE - DECARBONIZING OUR OPERATIONS AND VALUE CHAIN Takeda works to mitigate greenhouse gas (GHG) emissions, which are largely responsible for climate change, both inside our own operations and throughout our value chain. We launched our Carbon Neutrality strategy in January 2020, with a long-term goal of eliminating all GHG emissions from our operations (Scopes 1 and 2) by FY2040, while working with our suppliers to lower supply chain emissions by 50% (Scope 3). Our emissions reduction targets were approved by the Science Based Targets initiative, confirming that they’re in line with science-based recommendations for limiting global warming. Through the leadership of our Carbon Neutrality Governance team, we met our first strategic milestones in FY2020. Chief among them was achieving carbon neutrality across our value chain for FY2019. To make this happen, we focused on internal energy conservation measures, procured renewable electricity, and invested in renewable energy certificates and high-quality, verified emission reduction offsets. Takeda is on track to eliminate 40% of our Scope 1 and 2 GHG emissions by FY2025. Although challenges remain, we’re confident in our ability to eliminate them completely by FY2040. 1. Relative to FY2016 emission levels 2. Scope 2 GHG emissions based on market-based methodology and do not include purchased renewable energy certificates (RECs)

PRIORITIES IN ACTION

CAPS: CLIMATE ACTION PROGRAM AT SITES

CAPS is Takeda's integrated GHG reduction, energy and water conservation program. CAPS teams engage with site leaders and project sponsors to ensure that the environment is an integral consideration as they make investment decisions, manage projects and plan how they will reduce and ultimately eliminate GHG emissions at their facilities. The program will be expanded in the near future to include waste minimization.

Through the program, our 30 manufacturing plants, three main R&D sites and our BioLife Plasma collection centers have made significant progress already. CAPS uses a proprietary digital platform to accommodate the transparent tracking, trending and forecasting of GHG emissions across our sites as we progress toward site and company goals. In addition, the CAPS program enables knowledge and best practices sharing via internal social media and libraries.

Takeda's site operations make up approximately 15% of our GHG footprint. The rest (~85%) can be attributed to our value chain outside of our corporate boundaries. Our procurement and EHS teams are working with key suppliers to help them establish science-based carbon reduction goals and take additional actions to reduce their emissions in line with the targets they set. This is critical, as we will only be able to reach our GHG emissions reduction goal through partnering with, influencing and supporting our suppliers to reduce their own emissions.

CAPS uses a proprietary digital platform to accommodate the transparent tracking, trending and forecasting of GHG emissions across our sites as we progress toward site and company goals.



TAKEDA ANNUAL INTEGRATED REPORT 57

Takeda

PRIORITIES IN ACTION

TAKEDA SHARES LEARNINGS AND EXPERIENCE TO HELP IQVIA DEVELOP CLIMATE GOALS

As a recognized world leader in the use of data, technology and advanced analytics, U.S. company IQVIA is helping Takeda transform its business to find better solutions for patients. In return, Takeda is helping IQVIA improve its environmental performance.

IQVIA says it was Takeda's 2020 Sustainability Report and carbon neutrality commitments that reinforced their need to take action. With our support, they have now set their own goals for 2023, in line with the U.N. Sustainable Development Goals and Science Based Targets initiative.

Takeda ran a Scope 3 emissions pilot with IQVIA to share our learnings and experience. We are now engaging with the company's procurement organization to help them integrate these best practices into their business operations. Proving the power of a ripple effect, IQVIA has now begun conversations with its own suppliers so that they can benefit from the partnership, too.

"At IQVIA, our goal is to continue to build on our efforts and further embed sustainability and citizenship into our culture and operations. We look forward to working closely with Takeda as we both move forward on our sustainability journey."

JOHN DODD
Senior Director Operational Effectiveness, IQVIA

TAKEDA ANNUAL INTEGRATED REPORT 58

Conserving natural resources - water stewardship

We're working to understand our water impacts across our company, site by site, so that we can focus our efforts at the locations where we can make the most meaningful difference.

We're assessing stressors and the stress levels of water sources that service our manufacturing and R&D sites worldwide. By understanding the local factors that affect water availability, we can take meaningful action to mitigate specific stressors (e.g., water access, biodiversity, excessive demand, seasonal fluctuations, drought, flood, scarcity, etc.).

By FY2021, Takeda will establish mitigation plans, risk-reduction goals and water conservation goals for sites with high water-related risks. In addition, despite significant growth across Takeda's business, we're committed to decreasing our footprint and thereby reducing water consumption by 5% from a FY2019 baseline by FY2025. We will complete reduction initiatives and measure our progress along the way.

PRIORITIES IN ACTION

CONSERVING NATURAL RESOURCES - VISUALIZING ENERGY USAGE TO CHANGE BEHAVIOR IN OSAKA

Our Juso manufacturing site in Osaka, Japan, has developed a digital dashboard called "Denske," meaning "revealing electricity usage" in Japanese.

The Business Excellence and Engineering Utility teams developed the dashboard to enable easy access for all employees. The dashboard shows energy usage and associated GHG emissions for each building. This allows employees at the plant to see the impact of their actions so that they can change their behaviors to reduce them.

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PRIORITIES IN ACTION

LESSINES WATER PROJECT - BELGIAN MANUFACTURING SITE LEADS THE WAY IN WATER RECYCLING

Making a commitment to conserve water is one thing. Turning that commitment into a reality can be challenging – which is why Takeda Belgium's pioneering project to recycle wastewater at our Lessines manufacturing site is so remarkable.

We've teamed up with the Belgian startup enterprise Ekopak, whose innovative technology makes the treatment and re-use of rainwater and wastewater possible on a large scale. At Lessines, this means that 600,000 m^3 of water could be recycled and returned for use in manufacturing, meeting all of our strict quality requirements in the process. That's 90% of the site's entire freshwater consumption.

To put the figure into perspective, it's equivalent to the annual water use of nearly 18,000 Belgian citizens, which just happens to be the size of the population in the city of Lessines. This is the first large-scale wastewater recycling facility of its kind to be used in the pharmaceutical industry – certainly in Belgium, possibly worldwide. Inaugurated in March 2021, it's due to come online in 2023.

Investment in the facility, which also reduces the use of chemicals such as acid and caustic soda in water treatment, is part of a much wider strategy to sustain and protect natural resources at Lessines. The site already purchases 100% renewable electricity, in addition to operating a cogeneration plant that generates electricity using a natural gas-fueled turbine, and plans to install more than 8,000 photovoltaic panels this year. The plant also systematically monitors its energy efficiency and has deployed a biodiversity management program.

600K

CUBIC METERS OF WATER RECYCLED

90%

OF USED WATER RECYCLED



World Water Day 2021

Takeda and Ekopak celebrated World Water Day in March 2021 by making a joint donation to Water.org that will provide drinking water for 1,200 people in a developing country. This equates to the number of employees at the Lessines site.

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Responsible waste management

As part of Takeda's commitment to protect our planet, we have established new targets related to our waste management practices. This includes our goal of zero waste-to-landfill status for all major locations by 2030. To reach our goal, we will be working to reduce the amount of waste we generate, reusing what we can and increasing our reuse/recycling rate. We have implemented a program to audit all treatment, storage and disposal facilities used for Takeda hazardous waste to ensure that all waste is responsibly managed.

In FY2020, a total of 84% of our waste was diverted from landfills and we are on track to achieve 90% or greater total waste-to-landfill diversion by FY2025.

We have already achieved zero waste-to-landfill status in our facilities in Asker, Norway; Bray and Grange Castle, Ireland; Linz, Austria; Singen, Germany; Yaroslavl, Russia; Neuchâtel, Switzerland; Singapore; Hikari, Japan; and Jaguariúna, Brazil.

TAKEDA ANNUAL INTEGRATED REPORT 61

Product lifecycle stewardship

We consider the impact of our products on the environment through all stages of their lifecycles – from research and development through raw materials procurement, medicine production, use and disposal.

Our current goals for product stewardship are as follows:

By FY2021, support proper disposal of expired or unused highly potent pharmaceuticals through patient education and take-back programs.

By FY2025, ensure that at least 50% of paper and fiberboard in product secondary and tertiary packaging by weight is either recycled content or certified forest sustainable.

And we continue to advance product stewardship across all our business activities by expanding our efforts to reduce our environmental footprint, including:

- Conserving resources for product packaging and medical device manufacturing
- Improving recyclability of packaging and devices
- Using green chemistry development principles in our R&D processes to reduce environmental footprint and toxicity while integrating chemical hazard evaluations into project development milestones
- Performing environmental risk assessments to determine fate and transport of active pharmaceutical ingredients to identify those with a potential for ecotoxicity so that they can be targeted for lifecycle solutions (e.g., collection of manufacturing waste, re-use, recycling, appropriate disposal practices, or incentivizing drug take-back efforts)



PRIORITIES IN ACTION

"GREEN CHEMISTRY" PRINCIPLES LEAD TO INDUSTRY-FIRST PROCESS

Reducing or eliminating the use or generation of hazardous substances in the design of our products and manufacturing processes is probably the most effective way of minimizing the environmental, health and safety impacts of our products.

Takeda has used these "green chemistry" principles to create a process for the manufacturing of TAK-954, an investigational serotonin (5-HT4) receptor agonist. The project is an industry first that's been recognized by being named winner of the American Chemical Society's Peter J. Dunn Award for Green Chemistry and Engineering Impact in the Pharmaceutical Industry. The so-called "second-generation" process uses water as a reaction and isolation medium. Compared to the first-generation organic solvent-based process, it results in 78% less waste, two fewer synthetic steps and 93% less organic solvent used. Perhaps surprisingly, it also uses 46% less water. Overall yield, meanwhile, is increased from 35% to 56%.

TAK-954 is being developed under an exclusive license from Theravance Biopharma, Inc. It's designed to treat people who have post-operative gastrointestinal dysfunction (POGD), a transient impairment of bowel function following surgery.

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PRIORITIES IN ACTION

TAKEDA EMPLOYEES GO BACK TO SCHOOL TO BUILD A MORE SUSTAINABLE FUTURE

Employees from our Hikari manufacturing site in Japan went back to school in 2020 to help the next generation of innovators build a more sustainable future.

Members of the EHS team visited the Yamato Junior High School, which many of them attended, to tell current students about the importance of the United Nations' SDGs. They outlined what Takeda is doing to support these goals. The Hikari site, for example, uses biopolyethylene (a bioplastic that comes from renewable biomass sources) bottles for products sold in Japan, which significantly reduces its carbon footprint.

The Takeda group also helped the students understand the important role they can play in building a more sustainable future. What might seem like small activities can have a big impact, they explained – simply weeding around the school, for example, can make a difference to the environment and society.

Empowering our employees to go above and beyond to conserve the world's natural resources

Every year, Takeda employees are encouraged to celebrate events such as World Environment Day, World Water Day and Earth Day through a variety of awareness or educational activities, both internally and externally. In 2020, for the second year running, we partnered with the Arbor Day Foundation to plant 40,000 trees as part of our efforts to improve air and water quality and mitigate climate change.

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6 4T A K E D A A N N U A L I N T E G R A T E D R E P O R T Takeda has accelerated its transformation into a global values-based, R&D-driven biopharmaceutical company, and in doing so is delivering long-term value to patients, our shareholders and society at large. With the Shire integration essentially complete, growth driven by our five key business areas of Gastroenterology (GI), Rare Diseases, Plasma-Derived Therapies (PDT) Immunology, Oncology and Neuroscience, and a geographic footprint aligned with global market opportunities, we are positioned for ongoing success. Financial Performance 05

Financial Highlights

FY2018-FY2020

Financials	DELIVERED **management guidance each year through Shire integration and COVID-19 pandemic**	✓
Synergies	$2.3B **achieved one year ahead of plan and exceeding original $1.4B target**	✓
Margins	30.2% **underlying core operating profit margin[1] in FY2020 versus 22% in FY2018**	✓
Divestitures	UP TO ~$12.9B[2] **announced non-core asset sales exceeding $10B target**	✓
Deleveraging	3.2x **net debt / adjusted EBITDA[1] ratio in March 2021 vs 4.7x in March 2019 driven by robust cash flow**	✓

FY2021

ACCELERATION

of topline growth[1] to mid-single-digit underlying revenue growth[1] guidance in FY2021

AN INFLECTION YEAR

for the pipeline, with ramp-up of R&D investment to support innovative Wave 1 and Wave 2 programs

AND BEYOND

TOPLINE GROWTH MOMENTUM

expected to continue in the mid-term, driven by 14 global brands and Wave 1 pipeline launches

DELEVERAGING & MARGINS TARGETS

low-to-mid 30%s underlying core operating profit margins[1] in FY2021-FY2023 and 2x (i.e., "low-twos") net debt / adjusted EBITDA[1] ratio in FY2021-FY2023

1. Takeda uses certain non-IFRS measures to supplement the analysis of results of operations under International Financial Reporting Standards ("IFRS"). Please refer to appendix pages for definitions, explanations and reconciliations of non-IFRS measures
2. Announced deals. Includes transactions yet to close and the full value of milestones and other contingent payments not guaranteed to be made

TAKEDA ANNUAL INTEGRATED REPORT 65

Takeda's FY2020 financial performance

RESILIENCE IN AN UNPRECEDENTED YEAR

Despite unprecedented uncertainty caused by the COVID-19 pandemic, we have delivered positive financial outcomes for FY2020 – a testament to our resilient product portfolio and relentless pursuit to advance science for patients and build sustainable value for our stakeholders.

Refer to Form 20-F released on June 29, 2021 for further detail of Takeda financial information.

Results of Operations

	Fiscal Year Ended March 31,		Change versus the previous year	
(JPY millions)	**2020**	**2021**	**JPY**	**%**
Revenue	3,291,188	3,197,812	(93,376)	(2.8)%
Operating profit	100,408	509,269	408,861	407.2%
Profit (loss) before tax	(60,754)	366,235	426,989	—
Net profit for the period	44,290	376,171	331,881	749.3%
Net profit attributable to owners of the Company	44,241	376,005	331,764	749.9%
EPS (JPY)				
Basic earnings per share	28.41	240.72	212.31	747.3%
Diluted earnings per share	28.25	238.96	210.71	745.9%

Non-IFRS Measures*

Results of Operations

	Fiscal Year Ended March 31,		Change versus the previous year	
(JPY billions)	**2020**	**2021**	**JPY**	**%**
Underlying:				
Revenue growth	1.6%	2.2%		
Core operating profit margin	27.3%	30.2%		
Core Operating Profit	962.2	967.9	5.7	0.6%
Core EPS (yen)	387	420	33	8.5%
Free Cash Flow	968.0	1,237.8	269.8	+27.9%

Leverage

	As of	
(JPY billions)	**March 31, 2020**	**March 31, 2021**
Net debt	(4,234.0)	(3,429.4)
Adjusted EBITDA (Last 12 months)	1,125.9	1,083.5
Net debt/Adjusted EBITDA ratio	3.8x	3.2x

*Takeda uses certain non-IFRS measures to supplement the analysis of results of operations under International Financial Reporting Standards ("IFRS"). Please refer to appendix pages for definitions, explanations and reconciliations of non-IFRS measures.

TAKEDA ANNUAL INTEGRATED REPORT 66

6 7T A K E D A A N N U A L I N T E G R A T E D R E P O R T Five Key Business Areas We remain focused on our five key business areas, which represented ~82% of our FY2020 revenue and delivered +4.7% of underlying revenue growth*. Oncology Gastroenterology (GI) Neuroscience Plasma-Derived Therapies (PDT) Immunology Rare Diseases OF REVENUE 82% UNDERLYING GROWTH +4.7% *Takeda uses certain non-IFRS measures to supplement the analysis of results of operations under International Financial Reporting Standards (“IFRS”). Please refer to appendix pages for definitions, explanations and reconciliations of non-IFRS measures. OF REVENUE 82% UNDERLYING GROWTH* +4.7%

14 Global Brands

Our FY2020 revenue growth was largely driven by our 14 global brands, which generated total revenue of over 1.2 trillion yen and saw underlying revenue growth[1] of +16.0%.

BUSINESS AREA	GLOBAL BRAND PRODUCT	INDICATION	REVENUE (BN JPY)	UNDERLYING REVENUE GROWTH[1]
Gastroenterology (GI)	ENTYVIO®	Moderate to severe ulcerative colitis or Crohn's disease	429.3	**+26.2%**
	GATTEX®/REVESTIVE®	Short bowel syndrome (SBS) patients who are dependent on parenteral support	64.6	**+7.3%**
	ALOFISEL®	Complex perianal fistulas in adult patients with nonactive/mildly active luminal Crohn's disease	0.8	**+105.8%**
Rare Diseases	TAKHZYRO®	Prevention of hereditary angioedema attacks	86.7	**+30.0%**
	ADYNOVATE®/ADYNOVI®	Hemophilia A	58.1	**+0.5%**
	NATPARA®[2]/NATPAR®	Chronic hypoparathyroidism	3.6	**-73.2%**
	ELAPRASE®	Fabry disease	68.8	**+8.3%**
	VPRIV®	Type 1 Gaucher disease	38.5	**+6.5%**
PDT Immunology	IMMUNOGLOBULIN TOTAL		334.9	**+15.7%**
	GAMMAGARD LIQUID®/ KIOVIG®	Primary and secondary immunodeficiencies and multifocal motor neuropathy		**+19.0%**
	HYQVIA®	Primary immunodeficiencies (U.S. and Europe) and myeloma or CLL with severe secondary hypogammaglobulinemia and recurrent infections (Europe)		**+14.1%**
	CUVITRU®	Primary humoral immunodeficiency		**+27.9%**
	ALBUMIN/FLEXBUMIN[3]	Hypovolemia, hypoalbuminemia, for use during cardiopulmonary bypass surgery, hemolytic disease of the newborn	57.6	**-12.6%**
Oncology	NINLARO®	Multiple myeloma	87.4	**+15.9%**
	ALUNBRIG®	ALK-positive non-small cell lung cancer	8.8	**+24.4%**

1. Takeda uses certain non-IFRS measures to supplement the analysis of results of operations under International Financial Reporting Standards ("IFRS"). Please refer to appendix pages for definitions, explanations and reconciliations of non-IFRS measures.
2. NATPARA was recalled from the U.S. market in September 2019 due to the potential for rubber particulate from the rubber septum component part of the cartridge to enter into the drug solution. Takeda is working closely with the FDA on a proposed plan to resupply NATPARA in the U.S., however, at this time we do not expect a return to the U.S. commercial market before March 31, 2022.
3. Total includes Albumin Glass, Flexbumin and Kenketsu Albumin.

TAKEDA ANNUAL INTEGRATED REPORT 68

Looking Forward – FY2021

A YEAR OF INFLECTION WITH FOCUS ON TOPLINE GROWTH AND PIPELINE

With the macroeconomic backdrop of the global pandemic, Takeda's business remains resilient, and our FY2021 management guidance reflects our expected continued acceleration of underlying revenue growth*.

We believe this year represents an important inflection point for our pipeline. We intend to ramp up R&D investment in FY2021 to further advance Wave 1 and Wave 2 pipeline programs and new partnerships, as well as build additional capabilities in oncology, clinical trial initiation and data and digital sciences.

In the mid-term, we expect topline growth momentum to continue, driven by our 14 global brands and Wave 1 pipeline launches. We target low-to-mid 30%s underlying core operating profit margin* and robust cash flow to drive further deleveraging and enable us to reach 2x (i.e., "low-twos") net debt / adjusted EBITDA ratio* within FY2021 to FY2023.

Refer to Summary of Financial Statements for the Fiscal Year Ended March 31, 2021 (IFRS, Consolidated) released on May 11, 2021 for further detail of FY2021 forecast and management guidance.

FY2021 Financial Guidance

Forecast

(JPY billions)	FY2020	FY2021	Change over the previous year	
Reported:				
Revenue	3,197.8	3,370.0	172.2	5.4%
R&D Expenses	(455.8)	(522.0)	(66.2)	(14.5)%
Operating profit	509.3	488.0	(21.3)	(4.2)%
Profit before tax	366.2	352.0	(14.2)	(3.9)%
Net profit for the year (attributable to owners of the Company)	376.0	250.0	(126.0)	(33.5)%
EPS (JPY)	240.72	159.91	(80.81)	(33.6)%
Non-IFRS Measures*				
Core Operating Profit	967.9	930.0	(37.9)	(3.9)%
Core EPS (JPY)	420	394	(26)	(6.2)%
Free Cash Flow	1,237.8	600.0-700.0		
Dividends per share (Yen)	180	180	—	—

*Management Guidance**

	FY2021
Underlying Revenue Growth	Mid-single-digit growth
Underlying Core Operating Profit Growth	Mid-single-digit growth
Underlying Core Operating Profit Margin	~30% margin
Underlying Core EPS Growth	Mid-single-digit growth

*Please refer to appendix pages for definitions, explanations and reconciliations of non-IFRS financial measures for reconciliation of FY2021 Core Operating Profit forecast.

TAKEDA ANNUAL INTEGRATED REPORT 69

Capital Allocation to Maximize Value for Patients and Shareholders

Takeda is delivering on its financial commitments and has a strong cash flow outlook driven by business momentum, cost synergies and non-core asset divestitures. Guided by our values and commitment to patients, people and the planet, we will allocate capital to maximize value for patients and shareholders.

INVEST IN GROWTH DRIVERS

- We continue to invest in growth drivers, including strategic R&D investments; new product launches, including in China; and Plasma-Derived Therapies

DELEVERAGE RAPIDLY

- 2x (i.e., "low-twos") net debt / adjusted EBITDA* ratio within FY2021-FY2023
- Committed to maintaining investment grade credit ratings

SHAREHOLDER RETURNS

- Takeda is committed to returning cash to shareholders, and we maintain a well-established dividend policy of 180 yen per share annually

*Takeda uses certain non-IFRS measures to supplement the analysis of results of operations under International Financial Reporting Standards ("IFRS"). Please refer to appendix pages for definitions, explanations and reconciliations of non-IFRS measures.

TAKEDA ANNUAL INTEGRATED REPORT 70

7 1T A K E D A A N N U A L I N T E G R A T E D R E P O R T At Takeda, our corporate governance structure is built for thoughtful, agile decision-making guided by our purpose, vision and values. Takeda-ism (Integrity, Fairness, Honesty and Perseverance), brought to life through actions based on Patient-Trust-Reputation-Business, in that order, is ingrained in the way we operate at every level of our company. Values-Based Governance 06

7 2T A K E D A A N N U A L I N T E G R A T E D R E P O R T Our leadership, comprising our diverse and accomplished Board of Directors (Board) and Takeda Executive Team (TET), is accountable to the communities that rely on us for responsible delivery on our commitments to patients. As a values-based, R&D-driven biopharmaceutical company, we’re built to operate on a global scale with risk management that’s sound and transparent, putting patients at the heart of every decision we make. The Board of Directors The primary function of the Board is to ensure that Takeda is creating long-term value for its stakeholders, especially shareholders. It discusses and makes decisions on strategic and particularly important matters regarding company management, such as the establishment of and amendments to the company’s corporate philosophy, mid- to long-term strategies and important management policies. The Board of Directors Charter specifies the matters to be resolved by and reported to the Board. The Board is also responsible for the oversight of business executed by directors. n Under Takeda’s Articles of Incorporation, the Board delegates responsibilities for decision-making to management regarding some of the important business decisions. Specifically, these decisions are delegated to the Business Review Committee (general management matters, chaired by the president and CEO), the Portfolio Review Committee (R&D and product-related matters, chaired by the president of R&D, co-chaired by the president of U.S. Business Unit and Global Portfolio Commercialization and by the business leader for late-stage pipeline assets) and the Risk, Ethics and Compliance Committee (risk management, business ethics and compliance matters, chaired by the chief ethics and compliance officer). The Board supervises management’s execution of these matters through the committees’ reports. n Matters not requiring the approval of the aforementioned committees are delegated to the TET, which consists of the president and CEO and the function heads of the Takeda Group who report directly to the President and CEO, based on the Takeda Group’s Management Policy (T-MAP). Takeda aims for agile and efficient decision-making across the group.

COMPOSITION OF THE BOARD AND TAKEDA EXECUTIVE TEAM

The Board has 16 directors from across seven industries, including 12, or about 75%, who are independent, external directors. The Board meetings are chaired by one of these directors. The Board of Directors consists of people from inside and outside the company who contribute to the balance of knowledge, experience and capability needed for governance of the company's global management. Takeda's internal rules stipulate that the upper threshold of total terms of office for external directors is between six to 10 years to ensure a dynamic and effective Board. **Takeda Executive Team (TET) members are diverse in nationality (10) and gender (13 men and six women) and consider the perspectives of many other stakeholders in their discussions and decision-making.** We realize the benefits of strengthening diversity and inclusion across our Board and executives, and we'll continue to take steps to address gender diversity over the next few years.

AUDIT AND SUPERVISORY COMMITTEE

The Audit and Supervisory Committee ensures its independence and effectiveness in line with the Audit and Supervisory Committee Charter. This committee conducts audits of directors' performance of duties and performs any other duties stipulated in applicable laws and regulations in Takeda's Articles of Incorporation.

13 men and six women

make up Takeda's Executive Team

TAKEDA ANNUAL INTEGRATED REPORT 73

NOMINATION AND COMPENSATION COMMITTEES

The Nomination Committee and the Compensation Committee serve as advisory bodies to the Board of Directors. These committees serve to ensure transparency and objectivity in decision-making processes and results relating to personnel matters for directors. The majority of each committee's members must be external members (in FY2020, both the Nomination Committee and the Compensation Committee were composed entirely of external directors). Additionally, each committee must be chaired by an external director. Directors are appointed and reappointed based on proper qualifications and procedures, and succession plans are in place. The Compensation Committee reviews the goals and results of performance-linked compensation, the company's incentive-based key performance indicators (KPIs) and targets, the amount of compensation for directors and the public disclosure of compensation - and the committee further provides guidance to the Board of Directors. The Nomination Committee reviews directors' candidates and the succession plan of directors, and the committee further provides guidance to the Board.

SHAREHOLDER ENGAGEMENT

Takeda is committed to regular, ongoing engagement with shareholders to make sure that we continue to understand shareholder feedback and deepen shareholders' understanding about topics including the company's management policy, corporate governance, compensation, measures addressing environmental and social issues, strategies, and current business status. In FY2020, Takeda had more than 500 meetings and conference calls with shareholders, investors and analysts. Their feedback helped inform the Compensation Committee's continuous assessment of the compensation program design and ongoing discussions with shareholders.

See more in Takeda's latest Corporate Governance Report.

In FY2020, we had **more than 500 meetings and conference calls** with shareholders, investors and analysts.


General Meeting of Shareholders
Nomination Committee
Compensation Committee
Board of Directors
Chair: Independent Director
Audit and Supervisory Committee
Accounting Auditor
The Group Internal Audit Department
Takeda Executive Team (TET)
President and Chief Executive Officer (CEO)
Business Review Committee
Portfolio Review Committee
Risk, Ethics and Compliance Committee
Head of Each Unit and Presidents of the Group Companies

TAKEDA ANNUAL INTEGRATED REPORT 74

BOARD OF DIRECTORS

Takeda highly values best-in-class governance. Takeda's Board comprises 16 experienced global leaders from diverse backgrounds. Twelve of them are independent external directors.

Internal Directors



CHRISTOPHE WEBER[1]
Representative Director
President & CEO



MASATO IWASAKI
Representative Director
Japan General Affairs



ANDREW PLUMP
Director
President, Research & Development



COSTA SAROUKOS
Director
Chief Financial Officer

Independent External Directors[2]



NC

MASAHIRO SAKANE
Independent Director,
Chair of the Board Meeting,
Chair of Nomination Committee



CC

OLIVIER BOHUON
Independent Director



NC

JEAN-LUC BUTEL
Independent Director



CC

IAN CLARK
Independent Director



CC

YOSHIAKI FUJIMORI
Independent Director



NC

STEVEN GILLIS
Independent Director



SHIRO KUNIYA
Independent Director



NC

TOSHIYUKI SHIGA
Independent Director



KOJI HATSUKAWA
Independent Director,
Chair of A&SC[3]



CC

EMIKO HIGASHI
Independent Director,
A&SC[3] *Member,*
Chair of Compensation Committee



MASAMI IIJIMA
Independent Director,
A&SC[3] *Member*



NC

MICHEL ORSINGER
Independent Director,
A&SC[3] *Member*

NC Nomination Committee

CC Compensation Committee

1. Christophe Weber participates in the Nomination Committee as an observer
2. As defined by Tokyo Stock Exchange listing rules
3. Audit & Supervisory Committee

as of June 29th, 2021

TAKEDA ANNUAL INTEGRATED REPORT 75

TAKEDA EXECUTIVE TEAM

The gender, age and geographic diversity of the TET, together with its functional expertise and unparalleled experience, ensures agile and transparent decision-making.

Japan



CHRISTOPHE WEBER
Representative Director
President & CEO



COSTA SAROUKOS
Director
Chief Financial Officer



MASATO IWASAKI
Representative Director
Japan General Affairs



MILANO FURUTA
President, Japan Pharma Business Unit



YOSHIHIRO NAKAGAWA
Global General Counsel



TAKAKO OHYABU
Chief Global Corporate Affairs Officer



KOKI SATO
Corporate Strategy Officer & Chief of Staff

United States



ANDREW PLUMP
Director
President, Research & Development



MARCELLO AGOSTI
Global Business Development Officer



TERESA BITETTI
President, Global Oncology Business Unit



LAUREN DUPREY
Chief Human Resources Officer



JERRY GRECO
Global Quality Officer



JULIE KIM
President, Plasma-Derived Therapies Business Unit



RAMONA SEQUEIRA
President, U.S. Business Unit and Global Portfolio Commercialization



RAJEEV VENKAYYA
President, Global Vaccine Business Unit

Switzerland



GILES PLATFORD
President, Europe & Canada Business Unit



MWANA LUGOGO
Chief Ethics & Compliance Officer



THOMAS WOZNIEWSKI
Global Manufacturing & Supply Officer

Singapore



RICARDO MAREK
President, Growth & Emerging Markets Business Unit

as of June 29th, 2021

TAKEDA ANNUAL INTEGRATED REPORT 76

7 7T A K E D A A N N U A L I N T E G R A T E D R E P O R T DIRECTOR COMPENSATION To be best-in-class, we must attract diverse and highly skilled business leaders to serve on our Board. Compensation for our directors must be competitive on a global basis. The Compensation Committee, comprised of external directors, advises the Board on pay practices for the Board, including internal directors. Compensation for external directors and those who serve on the Audit and Supervisory Committee consists of base compensation, which is paid in a fixed amount, and long-term incentives. Using long-term incentives is intentional in order to strengthen the links between compensation, company performance and share price, and to reinforce the commitment to increasing corporate value in the mid- and long term. TOTAL REWARDS AND COMPENSATION We strive to provide competitive total compensation to the TET and our employees around the world. We aim to reward purposeful performance and deliver on our commitments. We structured our KPIs for both the short- and long-term incentive plans for FY2020, aligning rewards for the CEO, the TET and our colleagues to the most critical business priorities for the company. Our total rewards philosophy pushes us to achieve: COMPETITIVE DIFFERENTIATION Differentiate through a focus on purposeful performance based on our values, delivering target total compensation in the upper quartile of a competitive market GLOBAL ROLES, LOCAL MARKETS Consider local market conditions and factors when setting compensation for global roles PERFORMANCE IMPACT Differentiate individual employee performance for those most significantly impacting the success of the organization EMPLOYER OF CHOICE Enhance reputation as a values-driven global employer of choice; strengthen ability to attract and retain top talent through living our values and through differentiated total rewards We aim to achieve these objectives through a combination of three primary components of our executive compensation structure: a base salary, short-term incentives and long-term incentives. The mix of compensation for our TET ensures we link executive compensation with individual, executive group and company performance. A substantial portion of the target pay for executives is performance-based. The annual short- and long-term incentive payouts are contingent upon company performance, with short-term compensation factoring in performance over a one-year period and long-term compensation factoring in performance over a three-year period. Read more about Takeda’s executive compensation structure and philosophy.

7 8T A K E D A A N N U A L I N T E G R A T E D R E P O R T Taxation Takeda is committed to good corporate citizenship and operates in a fair and consistent manner on tax-related matters, including engaging in a transparent fashion with relevant tax authorities. As stated in our Position on Taxation document, Takeda supports the Organization for Economic Co-operation and Development’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) initiative concerning international tax reform and opposes the use of artificial tax arrangements which do not have sufficient business or economic substance. The values of Takeda expressed within our corporate philosophy and our Global Code of Conduct provide a framework of policies and governance, which support our compliance with tax laws and regulations where we operate and require us to identify and mitigate material tax risks. Our approach to tax risk is integrated within Takeda’s broader enterprise risk management framework. Risk Management Risk management is an important pillar of our corporate governance and culture. It helps protect the company’s reputation and operating environment while supporting Takeda’s long-term strategy for growth and success. Risk management at Takeda is embedded within all levels of the company and overseen by the Board of Directors. Principal enterprise risks are presented to the Risk, Ethics and Compliance Committee and Board of Directors on an annual basis. Risk management is embedded in the business. Each relevant functional area within the business is responsible for managing its key risks and its responses to them. We use a consistent enterprise risk assessment process across our organization. We consider the likelihood and impact of possible risks, along with the effectiveness of our mitigating actions.

7 9T A K E D A A N N U A L I N T E G R A T E D R E P O R T Ethics and Compliance Takeda is proud to have a values-based culture as its strong foundation. We are committed to achieving the highest standards of ethical behavior at all times, because everything we do ultimately impacts people’s health. Our obligation to achieve the highest ethical standards goes beyond compliance with laws and regulations. Our values represent who we are and how we act. Available in 21 languages, the Takeda Global Code of Conduct lays out a core set of principles for conducting business at Takeda. It promotes ethical behavior by giving our employees practical guidance on how to make ethical decisions that are consistent with our values. Promoting ethics and compliance across Takeda’s operations is the responsibility of our Chief Ethics and Compliance Officer and our Risk, Ethics and Compliance Committee. They help ensure a coordinated, company-wide approach to ethics and compliance. Takeda Group companies execute and reinforce their ethics and compliance programs in line with the Takeda Global Code of Conduct and applicable global policies, as well as local regulations. These policies are approved by the Business Review Committee. TAKEDA ETHICS LINE AND SPEAK UP Takeda aims to create a safe place for employees to raise concerns about potential misconduct, while also offering protection against retaliation. Concerns can also be raised internally through functions such as Human Resources, Legal, Ethics and Compliance officers, or directly to senior management. All concerns are addressed promptly, confidentially and respectfully. The Takeda Ethics Line provides an alternative channel where employees and the general public can raise concerns if they feel Takeda is not living up to our values. It is available online and by phone, 24 hours a day, in 20 languages. If desired, concerns may be raised anonymously. Timely and appropriate action is taken against any behaviors or practices that are not in line with our values and our Global Code of Conduct. We are committed to analyzing and understanding the root causes of misconduct to help prevent similar issues arising again. We continue to strengthen our speak-up culture with general awareness initiatives. In 2020, we launched the Speak Up for Integrity campaign, engaging employees through events, external speakers and company-wide communications. Read more about the other aspects of our approach to responsible business in our 2020 Sustainability Report.

8 0T A K E D A A N N U A L I N T E G R A T E D R E P O R T Takeda’s Global Corporate Social Responsibility (CSR) strives for Better Health for People and a Brighter Future for the World. We envision a world where prevention measures are exponentially advanced, the health workforce is empowered, systems are prepared against emergency shocks and people are freed from the burden of disease with reliable access to quality care. Global Corporate Social Responsibility 07 The Global Fund / David O’Dwyer

8 1T A K E D A A N N U A L I N T E G R A T E D R E P O R T When improvements to health systems go beyond filling gaps and short-term outcomes, people and communities thrive, systems can sustainably meet their everyday needs and are prepared for emergencies, and the impact of drugs, vaccines and all health tools can be realized at scale. In keeping with this aspiration, Global CSR’s philanthropic activities prioritize tangible partnerships and a long-term view toward progress, encouraging innovation beyond commercial products in support of sustainable, resilient health systems for all people, everywhere. Our signature Global CSR Program, launched in 2016, has committed 12.3 billion yen in total to date. But it begins with our own people. Uniquely, Takeda’s approximately 47,000 employees around the world are empowered to decide which programs receive our long-term support through an annual, company-wide online vote. The employee vote ensures that the partnerships we fund reflect the priorities and preferences of all our colleagues. Based on country and community circumstances, and considering countries’ national health strategies, we partner with world-class organizations and non- governmental organizations (NGOs) to address a wide range of health system challenges and opportunities. Our four- to 10-year funding commitments recognize that there are no quick fixes to entrenched health system challenges and that lasting, sustainable impact takes time. The Global CSR Program’s annual public request for proposals (RFP), first introduced in 2019, expands the reach of our impact and offers opportunities for organizations across the world to engage with the program. Our signature Global CSR Program has committed 12.3 billion yen in total to date. *as of April 2021 Global CSR Program and partnerships are active in 75 countries* Active countries

8 2T A K E D A A N N U A L I N T E G R A T E D R E P O R T “Visiting Global CSR Programs in Myanmar reminded me about the importance of being part of Takeda. When we learn about Takeda-ism, in the office or in the lab, the applications are different than they are in the field... We’re developing medicines, but then, through our CSR, we’re also helping to really support people at the local level. It’s nice to see our corporate values truly embodied in the CSR programs and how they are tangibly helping people.” JILL LIVENGOOD Global Vaccines Business Unit STRENGTHENED GOVERNANCE Takeda launched a new Digital CSR Donation Management System in 2020 to streamline our funding application and advance reporting processes in line with our enhanced, data-driven focus on understanding and collating inputs, outputs and outcomes of our Global CSR donation portfolio. The digital system complements strengthened Global CSR governance processes, including the formalization of Global CSR principles as well as updated policies and standard operating procedures. Following the launch of the new platform, Takeda saw a 150% increase in applications over the prior year. ENGAGING EMPLOYEES BEYOND THE VOTE Takeda’s Employee Participation Program (EPP) increases awareness and understanding of the health challenges our Global CSR Program partners tackle by enabling employees to connect directly with implementers and beneficiaries at project sites. In early 2020, several Takeda colleagues trekked through Myanmar to see firsthand how Takeda’s partnership with Save the Children is increasing maternal and infant patient access to quality health care by supporting health workers and exponentially enhancing community engagement across 110 villages. in applications to our Digital CSR Donation Management System compared to the previous year. 150% increase

Supporting global health system transformation at scale

In addition to our employee-driven Global CSR Program, our leadership forges farsighted public-private philanthropic partnerships with game-changing multilateral and academic institutions worldwide to support the transformation of health systems at scale and respond to critical emergency shocks.



Image from the Lancet Maternal Health series in partnership with LSHTM

TAKEDA CHAIR IN GLOBAL CHILD HEALTH

Takeda has partnered with the London School of Hygiene & Tropical Medicine to support the appointment of the first Takeda Chair in Global Child Health. The Chair will work across the public and private sectors to bridge research, public policy and health delivery to improve child survival and child health around the world. In June 2020, Professor Debra Jackson, a renowned expert in global child health, was appointed as the inaugural Chair and will lead this important work.

"Thank you, Takeda, for all your contributions for children worldwide, and for making it possible to apply implementation science approaches, including testing innovations, policy, service delivery and evidence uptake to reduce millions of preventable deaths in low- and middle-income countries."

PROFESSOR DEBRA JACKSON
London School of Hygiene & Tropical Medicine

TAKEDA ANNUAL INTEGRATED REPORT 83

SUPPORTING TOHOKU'S RESILIENCE

2021 marked the 10-year anniversary of the Great East Japan Earthquake and a decade of continuous Takeda support for response and recovery efforts in Tohoku, which have impacted one million people thus far, including nearly 65,000 evacuees in Iwate, Miyagi and Fukushima. Activities have focused on helping local communities reclaim sustainable livelihoods, empower local leaders and improve disaster and emergency preparedness. Takeda's support in 2021 and beyond will focus on helping local communities tackle mental health issues; preserving, educating and sharing the story of the Great East Japan Earthquake; and strengthening the support system and network for disaster and emergency relief and recovery.

TAKEDA INITIATIVE

After 10 years of collaboration, Takeda is the longest-running corporate partner of the Global Fund, demonstrating how the private sector can make significant contributions to the fight against HIV, tuberculosis (TB) and malaria. The Takeda Initiative's first phase helped save nearly one million lives in Kenya, Nigeria and Tanzania while helping build resilient and sustainable systems for health.[1] In its second phase, the initiative is focused on improving maternal and child health by integrating quality HIV, TB and malaria services in antenatal and postnatal care, helping make health systems more affordable and accessible for the most vulnerable populations. This is more important than ever in countries struggling with the devastating impacts of the COVID-19 pandemic. Takeda is also a member of the Global Fund's Private Sector Constituency (PSC), PSC Supply Chain Taskforce and PSC Strategy workstream.

1. https://www.theglobalfund.org/media/10358/publication_takedapartnership_focuson_en.pdf

AMR ACTION FUND

In July 2020, Takeda, together with more than 20 leading biopharmaceutical companies, announced the launch of a groundbreaking partnership that aims to bring two to four new antibiotics to patients by 2030. Funding from Takeda's Global CSR joins forces with philanthropies, development banks, multilateral organizations and private sector peers to strengthen and accelerate antibiotic development to support clinical research of innovative new antibiotics that are addressing the most resistant bacteria and life-threatening infections.

"The AMR Action Fund is one of the largest and most ambitious collaborative initiatives ever undertaken by the pharmaceutical industry to respond to a global public health threat."

THOMAS CUENI
Director General, IFPMA

THE GLOBAL FUND

AMR action fund
Bridging the gap between science and patients



Partnering with the Global Fund:

After 10 years of collaboration, Takeda is the longest-running corporate partner of the Global Fund. We've helped save nearly one million lives in Kenya, Nigeria and Tanzania while helping build resilient and sustainable systems for health.

TAKEDA ANNUAL INTEGRATED REPORT 84

Takeda's Global CSR by the numbers

PARTNER	PROGRAM OUTLINE	AREA	PERIOD	BUDGET (JPY)
Access to Health Fund	Improving Ethnic Health Organizations' Capacity to Bring Health Services to Vulnerable Populations	Myanmar	2020-2025	**1.1 billion**
AMR Action Fund	Bringing two to four new antibiotics to patients and facilitating needed long-term policy solutions	Global	N/A	**2 billion**
Asian University for Women	Takeda Chair in Public Health: Improve public health in developing and emerging countries and educating the next generation of leaders in Asia and the world	Global	Perpetual	**110 million**
Bridges to Development	Innovation and Elimination of Neglected Tropical Diseases (NTDs): Maximizing Impact for Challenging Island Communities	Papua New Guinea & Vanuatu	2020-2023	**681 million**
City Cancer Challenge	City Health Financing Lab	Global	2019-2024	**1 billion**
DND*i* (Drugs for Neglected Diseases *initiative*)	Global Access Program for the Most Neglected Patients	16 countries across Africa, Asia and South America	2019-2024	**1 billion**
The Global Fund to Fight AIDS, Tuberculosis and Malaria	Stepping Up the Fight to End HIV, TB and Malaria Among Women and Children	Africa	2020-2024	**1 billion**
Global Health Innovative Technology Fund	Facilitating international partnerships that bring Japanese innovation, investment and leadership to the global fight against infectious diseases and poverty in the developing world.	Global	2018-2022	**500 million**
International Atomic Energy Agency (IAEA)	Enhancing National Laboratories' Diagnostic Capabilities	Global	2020-2021	**500 million**
JOICFP	Protecting the Lives of Pregnant Women in Africa	Ghana, Tanzania, Kenya and Zambia	2017-2022	**750 million**
Last Mile Health	A Health Worker for Everyone, Everywhere	Global	2018-2021	**400 million**

TAKEDA ANNUAL INTEGRATED REPORT 85

PARTNER	PROGRAM OUTLINE	AREA	PERIOD	BUDGET (JPY)*
London School of Hygiene & Tropical Medicine (LSHTM)	Takeda Chair in Global Child Health: Advancing the Evidence Base for Child Survival and Health Around the World	Sub-Saharan Africa and South Asia	Perpetual	**448 million**
Plan International	Holistic Support Program for Refugees of South Sudan and Syria	Egypt, Jordan, Lebanon, South Sudan, Sudan, Uganda and Ethiopia	2017-2022	**1 billion**
Save the Children	Maternal and Newborn Health for Ethnic Minorities	Myanmar, Vietnam and Laos	2016-2021	**250 million**
SeriousFun Children's Network	Transforming the Lives of Children with Serious Illness and Their Families	United States, Europe, Africa, Asia and the Caribbean	2019-2024	**1 billion**
Seed Global Health	Training 5,000 Health Professionals in Sub-Saharan Africa	Sub-Saharan Africa	2018-2023	**500 million**
U.N. Foundation	Global Measles Vaccination for Children	Approximately 40 countries in Africa, Asia and Latin America	2016-2026	**1 billion**
U.N. Foundation	Immunization and Universal Health Coverage	Sub-Saharan Africa	2019-2024	**550 million**
UNICEF	"The First 1000 Days": Health and Nutrition Program	Benin, Madagascar and Rwanda	2017-2022	**1 billion**
UNICEF	Health System Strengthening in Sub-Saharan Africa	Angola, Guinea and Togo	2018-2023	**500 million**
UNICEF	Investment in Innovation and Frontier Technology	Global	2019-2024	**1 billion**
United Nations Population Fund (UNFPA)	Ensuring Access to Quality Maternal and Newborn Health Care	Benin, Guinea and Togo	2020-2021	**500 million**
World Food Programme (WFP)	Strengthening Pandemic Response and Preparedness and Health Supply Chains	Africa	2020-2025	**1.5 billion**
World Vision	Community Health Workers Training for Maternal and Child Health	India, Bangladesh, Nepal and Afghanistan	2016-2021	**500 million**

TAKEDA ANNUAL INTEGRATED REPORT 86

8 7T A K E D A A N N U A L I N T E G R A T E D R E P O R T Legal Disclaimers IMPORTANT NOTICE The companies in which Takeda Pharmaceutical Company Limited (“Takeda”) directly and indirectly owns investments are separate entities. In this annual integrated report, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. FORWARD-LOOKING STATEMENTS This annual integrated report and any materials distributed in connection with this document may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post- merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/ investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this annual integrated report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this annual integrated report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. CERTAIN NON-IFRS FINANCIAL MEASURES This annual integrated report and materials distributed in connection with this annual integrated report include certain financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), such as Underlying Revenue, Core Operating Profit, Underlying Core Operating Profit, Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this annual integrated report. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures.

8 8T A K E D A A N N U A L I N T E G R A T E D R E P O R T Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at www.takeda.com/investors/financial- results/. MEDICAL INFORMATION This document contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. FINANCIAL INFORMATION Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The revenue of Shire plc (“Shire”), which was historically presented by Shire in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), has been conformed to IFRS, without material difference. Convenience translations of JPY figures into USD are included for reference and have been calculated at a rate of JPY/USD of 110.6. During FY2019, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, PL statements for FY2019 Q3 were retrospectively adjusted.

8 9T A K E D A A N N U A L I N T E G R A T E D R E P O R T DEFINITIONS OF NON-IFRS MEASURES Definition of Core and Underlying Growth Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes. Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance. Takeda uses “Underlying Revenue Growth”, “Underlying Core Operating Profit Growth”, and “Underlying Core EPS Growth” as key financial metrics. Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reporting periods presented. Underlying Core Operating Profit represents Core Operating Profit (as defined to the right) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented. Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures and items excluded in the calculation of Core EPS (as defined to the right), divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period. Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs. Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented. See pages 92 to 95 and 100 for reconciliations to the most closely comparable measures under IFRS. Free Cash Flow We present Free Cash Flow because we believe that this measure is useful to investors as similar measures of liquidity are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Free Cash Flow is also used by our management to evaluate our liquidity and our cash flows, particularly as they relate to our ability to meet our liquidity requirements and to support our capital allocation policies. We also believe that Free Cash Flow is helpful to investors in understanding how our strategic divestitures of non-core businesses and of portions of our investment portfolio contribute to the cash flows and liquidity available to us. We define Free Cash Flow as cash flows from operating activities, excluding acquisition of property, plant and equipment, intangible assets and investments, and any other cash that is not available to Takeda’s immediate or general business use, and including proceeds from sales of property, plant, sales and redemption of investments and businesses, net of cash and cash equivalents divested. The usefulness of Free Cash Flow to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled Appendix

9 0T A K E D A A N N U A L I N T E G R A T E D R E P O R T measures used by other companies, including those in our industry, (ii) it does not reflect the effect of our current and future contractual and other commitments requiring the use or allocation of capital and (iii) the inclusion of proceeds from sales and redemption of investments and the proceeds from sales of business, net of cash and cash equivalents divested, although they reflect the execution of our current strategy of divesting non-core assets, do not reflect cash received from our core ongoing operations. Free Cash Flow should not be considered in isolation and is not, and should not be viewed as, a substitute for cash flows from operating activities or any other measure of liquidity presented in accordance with IFRS. The most directly comparable measure under IFRS for Free Cash Flow is net cash from operating activities. See page 96 for a reconciliation to this measure. EBITDA and Adjusted EBITDA We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis. EBITDA and Adjusted EBITDA should not be considered in isolation or construed as alternatives to operating income, net profit for the year or any other measure of performance presented in accordance with IFRS. These non-IFRS measures may not be comparable to similarly-titled measures presented by other companies. The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items which investors may consider to be unrelated to our long-term operations, such as the results of businesses divested during a period. These non-IFRS measures are not, and should not be viewed as, substitutes for IFRS reported net income (loss). We encourage investors to review our historical financial statements in their entirety and caution investors to IFRS measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures. We define EBITDA as net profit before income tax expenses, depreciation and amortization and net interest expense. We define Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating expenses and income (excluding depreciation and amortization), finance expenses and income (excluding net interest expense), our share of loss from investments accounted for under the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs. The most closely comparable measure presented in accordance with IFRS is net profit for the year. See page 97 for reconciliations to the most closely comparable measures under IFRS. Net Debt We present Net Debt because we believe that it is useful to investors in that our management uses it to monitor and evaluate our indebtedness, net of cash and cash equivalents, and, in conjunction with Adjusted EBITDA, to monitor our leverage. We also believe that similar measures of indebtedness are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

9 1T A K E D A A N N U A L I N T E G R A T E D R E P O R T We define Net Debt first by calculating the sum of the current and non-current portions of bonds and loans as shown on our consolidated statement of financial position, which is then adjusted to reflect (i) the use of period-average, rather than period-end, exchange rates, which reflects the methodology for calculating our leverage ratios as contained in our term loans and revolving credit financing agreement, and which is the methodology which our management uses to monitor our leverage and (ii) a 50% equity credit applied to our aggregate principal amount of ¥500.0 billion hybrid (subordinated) bonds issued in June 2019 by S&P Global Rating Japan in recognition of the equity-like features of those bonds pursuant to such agency’s ratings methodology. From this figure, we deduct cash and cash equivalents, excluding cash that is not available to Takeda’s immediate or general business use, to calculate Net Debt. The usefulness of Net Debt to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) it does not reflect the amounts of interest payments to be paid on our indebtedness, (iii) it does not reflect any restrictions on our ability to prepay or redeem any of our indebtedness, (iv) it does not reflect any fees, costs or other expenses that we may incur in converting cash equivalents to cash, in converting cash from one currency into another or in moving cash within our consolidated group, (v) it applies to gross debt an adjustment for average foreign exchange rates which, although consistent with our financing agreements, does not reflect the actual rates at which we would be able to convert one currency into another and (vi) it reflects an equity credit due to the fact that the amounts of our subordinated bonds, although we believe it to be reasonable, do not affect the status of those instruments as indebtedness. Net Debt should not be considered in isolation and are not, and should not be viewed as, a substitute for bonds and loans or any other measure of indebtedness presented in accordance with IFRS. The most directly comparable measures under IFRS for Net Debt is bonds and loans. See pages 98-99 for a reconciliation to this measure.

Reconciliations

FY2020 Full Year Reconciliation from Reported Revenue to Underlying Revenue

(BN YEN)	FY2019	FY2020	Change versus the previous year	
Revenue	**3,291.2**	**3,197.8**	**(93.4)**	**-2.8%**
FX effects*1				+3.0pp
Divestitures*2				+2.1pp
XIIDRA				+0.3pp
Regional portfolio				+1.2pp
TACHOSIL				+0.1pp
Others				+0.4pp
Underlying Revenue Growth				**+ 2.2%**

*1 FX adjustment applies plan rate to both periods.

*2 Major adjustments are as follow;

- Net sales of XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from FY2019.
- Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries is excluded from FY2019 as the divestiture was completed in March 2020.
- Revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States is excluded from FY2019 as the divestiture was completed in March 2020.
- Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from both FY2020 and FY2019 as the divestiture was completed in November 2020.
- Revenue of select non-core products predominantly in Europe is excluded from both FY2020 and FY2019 as the divestiture was completed in December 2020.
- Revenue of select over-the-counter and non-core products in Latin America is excluded from both FY2020 and FY2019 as the divestiture was completed in January 2021.
- Net sales from TACHOSIL, a surgical patch are excluded from both FY2020 and FY2019 as the divestiture was completed in January 2021.

TAKEDA ANNUAL INTEGRATED REPORT 92

FY2019 Full Year Reconciliation from Reported Revenue to Underlying Revenue

(BN YEN)	FY2018*[1]	FY2019	Change versus the previous year	
Revenue	**2,097.2**	**3,291.2**	**+1,194.0**	**+56.9%**
Shire Revenue	1,301.8	—		
Pro-forma Revenue	3,399.0	3,291.2	(107.9)	-3.2%
FX effects*[2]				+3.6pp
Divestitures*[3]				+1.2pp
Techpool & Multilab				+0.2pp
XIIDRA & TACHOSIL				+1.0pp
Others				0.0pp
Underlying Revenue Growth				**+1.6%**

*1 FY2018 revenue is a pro-forma which adds Legacy Shire's revenue from April 2018 through the acquisition date previously reported under US GAAP and conformed to IFRS without material differences, excluding Legacy Shire's oncology business, which was sold in August 2018, and converted to JPY using FY2018 actual rate for the period.

*2 FX adjustment applies constant FY2018 actual full year average rate to both years (1USD=111 yen, 1EUR=129 yen).

*3 Major adjustments are the exclusion of FY2018 revenue of former subsidiaries Guangdong Techpool Bio-Pharma Co., Ltd. and Multilab Indstria e Comrcio de Produtos Farmacuticos MLtda., both divested in FY2018; FY2018 and FY2019 revenue of XIIDRA which was divested in July 2019; and TACHOSIL (Takeda agreed in May 2019 to divest TACHOSIL, and although the agreement to divest the product to Ethicon was terminated in April 2020, it is still adjusted as Takeda continues to explore opportunities to divest TACHOSIL as part of its ongoing divestiture and deleveraging strategy. Assets and liabilities related to TACHOSIL continue to be classified as being held for sale on the consolidated statements of financial position as of March 31, 2020).

TAKEDA ANNUAL INTEGRATED REPORT 93

FY2020 Full Year Reconciliation from Reported Revenue to Underlying Revenue

FY2020

(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS								CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire integration costs	Shire purchase accounting adjustments	TEVA JV related accounting adjustments	TCHC Divestiture*1	Swiss tax reform	Others		FX	Divestitures	
Revenue	3,197.8									3,197.8	199.5	(70.1)	+2.2%
Cost of sales	(994.3)				81.2				6.2	(906.9)	(47.0)	21.0	
Gross Profit	2,203.5				81.2				6.2	2,290.9	152.5	(49.2)	
SG&A expenses	(875.7)			1.9	(0.3)				1.4	(872.6)	(47.0)		
R&D expenses	(455.8)			(0.3)	0.0				5.7	(450.4)	(18.3)		
Amortization of intangible assets	(405.3)	85.8			319.5					—			
Impairment losses on intangible assets	(16.6)	16.6								—			
Other operating income	318.0		(116.9)		(60.2)	(1.5)	(139.5)			—			
Other operating expenses	(258.9)		107.2	78.1					73.6	—			
Operating profit	509.3	102.4	(9.7)	79.6	340.2	(1.5)	(139.5)		87.0	967.9	87.1	(49.2)	+13.0%
Margin	15.9%									30.3%			30.2%*2
Financial income/expenses	(143.1)			7.9	12.9				(4.0)	(126.3)	3.6		
Equity income/loss	0.1					16.6			(13.1)	3.5	(0.3)		
Profit before tax	366.2	102.4	(9.7)	87.5	353.2	15.1	(139.5)		69.8	845.1	90.4	(49.2)	
Tax expenses	9.9	(25.6)	8.1	(18.6)	(88.7)	(4.6)			(70.0)	(189.4)	(20.3)	12.8	
Non-controlling interests	(0.2)									(0.2)	(0.0)		
Net profit	376.0	76.8	(1.6)	69.0	264.5	10.5	(139.5)		(0.2)	655.5	70.2	(36.4)	
EPS (yen)	241									420	46	(23)	+24.6%
Number of shares (millions)	1,562									1,562			1,558

*1 On March 31, 2021, Takeda completed the sale of Takeda Consumer Healthcare Company Limited ("TCHC"), a wholly-owned subsidiary of Takeda primarily focused on the consumer healthcare market in Japan, to The Blackstone Group Inc.

*2 Underlying Core Operating Profit Margin.

TAKEDA ANNUAL INTEGRATED REPORT 94

FY2019 Full Year Reconciliation from Reported to Core/Underlying Core

FY2019

		REPORTED TO CORE ADJUSTMENTS								CORE TO UNDERLYING CORE ADJ.		
(Billion JPY)	REPORTED	Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments	TEVA JV related accounting adjustments	Swiss tax reform	Others	CORE	FX	Divestitures	UNDERLYING CORE
Revenue	3,291.2								3,291.2	102.4	(137.4)	
Cost of sales	(1,089.8)				199.5				(890.3)	(27.9)	29.3	
Gross Profit	2,201.4				199.5				2,400.9	74.4	(108.2)	
SG&A expenses	(964.7)			5.5	2.4				(956.8)	(29.1)		
R&D expenses	(492.4)			10.4	0.1				(481.9)	(8.9)		
Amortization of intangible assets	(412.1)	87.0			325.1				—			
Impairment losses on intangible assets	(43.3)	43.3							—			
Other operating income	60.2		(46.0)			(14.2)			—			
Other operating expenses	(248.7)		113.3	135.4					—			
Operating profit	100.4	130.3	67.3	151.2	527.1	(14.2)			962.2	36.5	(108.2)	
Margin	3.1%								29.2%			27.3%
Financial income/expenses	(137.2)			7.1	14.4			(20.1)	(135.7)	5.3		
Equity income/loss	(24.0)					32.2			8.2	(0.0)		
Profit before tax	(60.8)	130.3	67.3	158.3	541.6	18.0		(20.1)	834.7	41.8	(108.2)	
Tax expenses	105.0	(31.7)	(10.8)	(29.2)	(98.2)	(5.5)	(94.6)	(67.5)	(232.4)	(10.0)	27.2	
Non-controlling interests	(0.0)								(0.0)			
Net profit	44.2	98.7	56.5	129.1	443.4	12.5	(94.6)	(87.6)	602.2	31.8	(81.0)	
EPS (yen)	28								387	20	(52)	355
Number of shares (millions)	1,557								1,557			1,558

Note: FY2019 Underlying Core results reflect divestiture adjustments applied in FY2020 Underlying calculation.

TAKEDA ANNUAL INTEGRATED REPORT 95

9 6T A K E D A A N N U A L I N T E G R A T E D R E P O R T (BN JPY) FY2019 FY2020 Change versus the previous year Net profit 44.3 376.2 +331.9 +749.3% Depreciation, amortization and impairment loss 685.5 585.1 -100.4 Decrease (increase) in trade working capital 72.7 53.3 -19.5 Income taxes paid -226.8 -201.7 +25.1 Other 94.0 198.0 +104.1 Net cash from operating activities 669.8 1,010.9 +341.2 +50.9% Adjustment for deposits restricted to certain vaccines operations — -175.5 -175.5 Acquisition of PP&E -127.1 -111.2 +15.9 Proceeds from sales of PP&E 12.6 46.5 +33.9 Acquisition of intangible assets -90.6 -125.3 -34.6 Acquisition of investments -7.6 -12.6 -5.0 Proceeds from sales and redemption of investments 49.4 74.6 +25.2 Proceeds from sales of business, net of cash and cash equivalents divested 461.5 530.4 +68.8 Free Cash Flow 968.0 1,237.8 +269.8 +27.9% Free Cash Flow

FY2020 Net Profit to Adjusted EBITDA Bridge

(BN JPY)	FY2019 LTM*[1]	FY2020 LTM*[1]	Change versus the previous year	
Net profit	**44.3**	**376.2**	**+331.9**	**+749.3%**
Income tax expenses	-105.0	-9.9		
Depreciation and amortization	583.6	559.7		
Interest expense, net	137.8	129.0		
EBITDA	**660.7**	**1,054.9**	**+394.2**	**+59.7%**
Impairment losses	101.9	25.5		
Other operating expense (income), net, excluding depreciation and amortization and other miscellaneous expenses (non-cash item)	124.1	-74.5		
Finance expense (income), net, excluding interest income and expense, net	-0.6	14.1		
Share of loss on investments accounted for under the equity method	24.0	-0.1		
Non-core expense related to COVID-19	—	14.0		
Other adjustments:				
Impact on profit related to fair value step up of inventory in Shire acquisition	191.0	79.4		
Acquisition costs related to Shire	5.3	1.9		
Other costs*[2]	37.9	36.1		
EBITDA from divested products*[3]	-18.4	-67.8		
Adjusted EBITDA	**1,125.9**	**1,083.5**	**-42.4**	**-3.8%**

*1 LTM represents Last Twelve Months (FY2019: April 2019 - March 2020, FY2020: April 2020 - March 2021).

*2 Includes adjustments for non-cash equity-based compensation expense and non-recurring wind-down costs related to pipeline de-prioritization after Shire acquisition.

*3 Represents adjustments for EBITDA from divested products which are removed as part of LTM Adjusted EBITDA.

TAKEDA ANNUAL INTEGRATED REPORT 97

Net Debt to Adjusted EBITDA

FY2020 Q4 (Full Year)

NET DEBT/ADJUSTED EBITDA RATIO

(BN JPY)	FY2020
Cash and cash equivalents*[1]	790.7
Book value debt on the balance sheet	-4,635.4
Hybrid bond 50% equity credit	250.0
FX adjustment*[2]	165.2
Gross debt*[3]	-4,220.2
Net cash (debt)	**-3,429.4**
Net debt/Adjusted EBITDA ratio	**3.2x**
Adjusted EBITDA	**1,083.5**

*1 Includes short-term investments which mature or become due within one year from the reporting date and excludes deposits restricted to certain vaccines operations.

*2 FX adjustment refers to change from month-end rate to average rate used for non-JPY debt calculation, to match with adjusted EBITDA calculation.

*3 Bonds and loans of current and non-current liabilities. 250Bn yen reduction in debt due to 500Bn yen hybrid bond issuance in June 2019, given that the hybrid bond qualifies for 50% equity credit for leverage purposes. Includes cash and non cash adjustments to debt book-value. Non cash adjustments include changes dues to debt amortization and FX impact.

NET INCREASE (DECREASE) IN CASH

(BN JPY)	FY2019	FY2020	Change versus the previous year	
Net cash from operating activities	669.8	1,010.9	+341.2	+50.9%
Acquisition of PP&E	-127.1	-111.2		
Proceeds from sales of PP&E	12.6	46.5		
Acquisition of intangible assets	-90.6	-125.3		
Acquisition of investments	-7.6	-12.6		
Proceeds from sales and redemption of investments	49.4	74.6		
Acquisition of business, net of cash and cash equivalents acquired	-4.9	—		
Proceeds from sales of business, net of cash and cash equivalents divested	461.5	530.4		
Net increase (decrease) in short-term loans and commercial papers	-351.2	-149.0		
Repayment of long-term loans	-137.4	-792.5		
Proceeds from issuance of bonds	496.2	1,179.5		
Repayment of bonds	-563.6	-859.2		
Interest paid	-127.2	-107.3		
Dividends paid	-282.6	-283.4		
Others	-40.6	-85.3		
Net increase (decrease) in cash	-43.3	316.1	+359.4	-

TAKEDA ANNUAL INTEGRATED REPORT 98

Net Debt to Adjusted EBITDA

FY2019 Q4 (Full year)

NET DEBT/ADJUSTED EBITDA RATIO

(BN YEN)	FY2019
Cash and cash equivalents*[1]	637.6
Book value debt on the balance sheet	-5,093.3
Hybrid bond 50% equity credit	250.0
FX adjustment*[2]	-28.3
Gross debt*[3]	-4,871.6
Net cash (debt)	**-4,234.0**
Net debt/Adjusted EBITDA ratio	**3.8x**
Adjusted EBITDA	**1,125.9**

*1 Includes short-term investments which mature or become due within one year from the reporting date.

*2 FX adjustments refers to change from month-end rate to average rate used for non-JPY debt calculation, to match with adjusted EBITDA calculation.

*3 Bonds and loans of current and non-current liabilities. 250Bn yen reduction in debt due to 500Bn yen hybrid bond issuance in June 2019, given that the hybrid bond qualifies for 50% equity credit for leverage purposes. Includes cash and non cash adjustments to debt book-value. Non cash adjustments include changes dues to debt amortization and FX impact.

NET INCREASE (DECREASE) IN CASH

(BN YEN)	FY2018	FY2019	Change versus the previous year	
Net cash from operating activities	328.5	669.8	341.3	103.9%
Acquisition of PP&E	-77.7	-127.1		
Proceeds from sales of PP&E	50.7	12.6		
Acquisition of intangible assets	-56.4	-90.6		
Acquisition of investments	-17.1	-7.6		
Proceeds from sales and redemption of investments	65.0	49.4		
Acquisition of business, net of cash and cash equivalents acquired	-2,958.7	-4.9		
Proceeds from sales of business, net of cash and cash equivalents divested	85.1	461.5		
Proceeds from withdrawal of restricted deposit	71.8	—		
Net increase (decrease) in short-term loans	367.3	-351.2		
Proceeds from long-term loans	1,215.5	—		
Repayment of long-term loans	—	-137.4		
Proceeds from issuance of bonds	1,580.4	496.2		
Repayment of bonds	—	-563.6		
Interest paid	-34.9	-127.2		
Dividends paid	-143.0	-282.6		
Others	-37.7	-40.6		
Net increase (decrease) in cash	439.0	-43.3	-482.4	-

TAKEDA ANNUAL INTEGRATED REPORT 99

1 0 0T A K E D A A N N U A L I N T E G R A T E D R E P O R T (Billion JPY) REPORTED REPORTED TO CORE ADJUSTMENTS CORE Amortization of intangible assets Impairment of intangible assets Other operating income/ expenses Japan diabetes portfolio divestiture Others Revenue 3,370.0 -133.0 3,237.0 Cost of sales 3.0 35.0 Gross Profit -130.0 35.0 SG&A and R&D expenses 4.0 Amortization of intangible assets -406.0 406.0 — Impairment losses on intangible assets -50.0 50.0 — Other operating income 23.0 -23.0 — Other operating expenses -100.0 100.0 — Operating profit 488.0 406.0 50.0 77.0 -130.0 39.0 930.0 Reconciliation from Reported Operating Profit to Core Operating Profit - FY2021 Forecast

1 0 1T A K E D A A N N U A L I N T E G R A T E D R E P O R T Takeda Pharmaceutical Company Limited Takeda Global Headquarters 1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo 103-8668, Japan Tel: +81-3-3278-2111 Fax: +81-3-3278-2000 © Copyright 2021 Takeda Pharmaceutical Company Limited. All rights reserved.